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Filed pursuant to Rule 424(b)(3)
Registration No.: 333-56658

The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and has been declared effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated March 30, 2001

PROSPECTUS SUPPLEMENT
(To prospectus dated March 21, 2001)

6,000,000 Shares

Common Stock

    The Valspar Corporation is selling all of the shares. The shares of Common Stock are listed on the New York Stock Exchange under the symbol "VAL." On March 28, 2001, the last sale price of the shares as reported on the New York Stock Exchange was $29.27 per share.

Investing in our shares involves risks.

See "Risk Factors" beginning on page S-7.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Valspar	$	$

    We have granted the underwriters a 30-day option to purchase up to 900,000 additional shares of our common stock to cover over-allotments, if any.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Lehman Brothers, on behalf of the underwriters, will deliver the shares on or about April   , 2001.

LEHMAN BROTHERS
BANC OF AMERICA SECURITIES LLC
GOLDMAN, SACHS & CO.
FIDELITY CAPITAL MARKETS

April   , 2001

    You should rely on the information contained in this prospectus supplement and the accompanying prospectus to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell these securities. The information in this prospectus supplement and the accompanying prospectus may only be accurate on the date of this prospectus supplement.

SUMMARY OF OFFERING

    This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read this entire prospectus supplement and the accompanying prospectus carefully, including the consolidated financial statements included in this prospectus supplement and the documents incorporated by reference into the accompanying prospectus. Unless we indicate otherwise, all references in this prospectus supplement to pro forma financial results gives effect to our acquisition of Lilly Industries, Inc., which we completed on December 20, 2000.

Valspar

    The Valspar Corporation is a global leader in the paint and coatings industry, manufacturing and selling a broad range of coatings products. In the fiscal year ended October 27, 2000, we had net sales of $1.48 billion and income from operations of $163.9 million. Pro forma for our acquisition of Lilly Industries, we had fiscal 2000 net sales of $2.15 billion. Our products include industrial coatings (representing 45 percent of fiscal 2000 pro forma net sales), packaging coatings (representing 24 percent of fiscal 2000 pro forma net sales), architectural, automotive and specialty coatings (representing 25 percent of fiscal 2000 pro forma net sales) and other products (representing 6 percent of fiscal 2000 pro forma net sales).

    In December 2000, we acquired Lilly Industries, a company that manufactures and distributes a wide variety of industrial coatings products, in a transaction valued at $1.036 billion and accounted for under the purchase method of accounting. At the time of the acquisition, we believed Lilly Industries to be one of the five largest industrial coatings manufacturers in North America with reported net sales of $670 million for its fiscal year ended November 30, 2000.

    We produce a broad range of industrial coatings including decorative and protective coatings for metal, wood, plastic and glass, primarily for sale to original equipment manufacturers (OEMs) in North America and Australia and selected countries in Europe and Asia. We refer to these products as our Industrial coatings product line, which includes fillers, primers, stains and topcoats used by customers in a wide range of manufacturing industries, including building products, railcar, appliance, automotive parts, office furniture, agricultural equipment, construction equipment and metal fabrication. We are also a leading U.S. supplier of coating systems that are used to coat coils of metal prior to fabrication into pre-engineered products such as doors, building system components, lighting fixtures and appliances. Within our Industrial coatings product line, we use a variety of coatings technologies to meet customer requirements, including electro-deposition, powder, high solids, water-borne and UV light-cured coatings.

    We also make a variety of coatings used in the packaging industry, which we refer to as our Packaging coatings product line. Our Packaging coatings product line includes coatings and inks for rigid packaging containers, principally food containers and beverage cans. We believe we are the largest global coatings supplier to the rigid packaging industry. Packaging coatings for application to the interiors and exteriors of food containers and beverage cans comprise the largest portion of our sales of these products. We also produce coatings for aerosol and paint cans, bottle crowns for glass and plastic packaging and glass bottle closures. These coatings are required to meet the regulations of the U.S. Food and Drug Administration and the U.S. Department of Agriculture, as well as the laws and regulations of the other countries in which we sell our Packaging coatings products.

    We offer a broad line of architectural coatings, including interior and exterior paints, stains, primers and varnishes. We also manufacture specialty decorative products such as enamels, aerosols and faux finishes, primarily for the do-it-yourself market. Our architectural customers include home centers, mass merchants, hardware wholesalers and independent dealers. We also manufacture and sell automotive and fleet refinish coatings, aerosol spray paints for automobiles, and specialty products such as high performance floor coatings for industrial and commercial use. All of these architectural, automotive refinish and specialty products are part of what we call our Architectural, Automotive & Specialty coatings product line, referred to as our AAS coatings products line.

    We also make specialty polymers and colorants for our own use and for sale to other paint and coatings manufacturers. We refer to these products as our Other products.

Risk Factors

    For a discussion of some of the risks you should consider before purchasing our common stock, see "Risk Factors" beginning on page S-7 of this prospectus supplement.

    Our principal executive offices are located at 1101 South Third Street, Minneapolis, Minnesota 55415. Our telephone number is (612) 332-7371. Our Internet address is www.valspar.com. The information contained on our website is not part of this prospectus supplement and is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

The Offering

Common Stock offered	6,000,000 shares(1)
Common stock to be outstanding after the offering, net of treasury shares	48,606,826 shares(2)
Use of proceeds	To repay bank debt
New York Stock Exchange symbol	VAL

(1)
Does not include 900,000 shares of common stock that we will sell if the underwriters exercise their over-allotment option in full. Some of the disclosures in this prospectus supplement will be different if the underwriters exercise their option. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters will not exercise their option.

(2)
Based on the number of shares outstanding as of March 23, 2001, not including 10,714,486 shares held in treasury. Excludes (a) 4,329,158 shares of our common stock issuable upon the exercise of outstanding and unexercised options as of March 23, 2001, and (b) 987,099 shares available for future issuance under our stock option plans.

Summary Consolidated Financial Data

    The summary consolidated financial data shown below are as of and for the years ended October 30, 1998, October 29, 1999 and October 27, 2000 and for the quarters ended January 28, 2000 and January 26, 2001. The information for the three years ended October 30, 1998, October 29, 1999 and October 27, 2000 is derived from our consolidated financial statements for such years, which have been audited by Ernst & Young LLP, our independent auditors. The summary historical data for the quarters ended January 28, 2000 and January 26, 2001 are derived from our unaudited condensed consolidated financial statements for the respective periods. In the opinion of our management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the results of operations and financial position of our company as of the date of and for the periods presented. You should read this information in conjunction with "Capitalization," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and related notes for both Valspar and Lilly Industries included in this prospectus supplement.

	Fiscal Year Ended			Quarter Ended
	October 30, 1998	October 29, 1999	October 27, 2000	January 28, 2000	January 26, 2001(1)
	(In thousands, except per share amounts)
Statement of Operations Data:
Net sales	$1,155,134	$1,387,677	$1,483,320	$323,671	$336,980
Cost of sales	803,240	960,395	1,039,267	231,230	243,645
Selling, administrative and other expenses	230,152	282,271	280,118	68,453	71,982
Income from operations	121,742	145,011	163,935	23,988	21,353
Interest expense	10,707	19,089	21,989	4,903	14,214
Net income	72,130	82,142	86,466	11,455	4,458
Net income per common share—basic	1.66	1.90	2.02	.27	.10
Net income per common share—diluted	1.63	1.87	2.00	.26	.10
Dividends paid per common share	.42	.46	.52	.13	.135
Average shares outstanding—basic	43,457	43,298	42,706	42,993	42,492
Average shares outstanding—diluted	44,320	43,836	43,196	43,687	42,948
Balance Sheet Data:
Cash and cash equivalents	$14,990	$33,189	$20,935	$27,605	$27,761
Other current assets	411,079	481,739	512,929	479,477	638,215
Property, plant and equipment, net	233,482	312,133	298,747	304,855	435,215
Total assets	801,680	1,110,720	1,125,030	1,094,080	2,240,320
Long-term debt	164,768	298,874	300,300	316,734	1,340,291
Stockholders' equity	340,188	393,756	437,571	402,382	440,117
Other Cash Flow Data:
Capital expenditures	$42,833	$31,400	$32,425	$4,753	$3,687
Depreciation and amortization expense	30,742	39,800	45,238	12,339	13,783

(1)
Includes approximately five weeks of Lilly Industries' financial results following the completion of our acquisition of Lilly Industries on December 20, 2000.

Pro Forma Summary Financial Data

    The selected unaudited pro forma financial data shown below reflects our acquisition of Lilly Industries as if the acquisition had occurred at the beginning of each of the periods indicated. The unaudited pro forma financial information has been prepared by our management. You should read this information in conjunction with the consolidated financial statements of both Valspar and Lilly Industries, including the related notes, included in this prospectus supplement. This information is provided for informational purposes only and does not purport to be indicative of future results or of the financial position of Valspar. For additional information, see our report on Form 8-K and amended report on Form 8-K/A filed with the Securities and Exchange Commission on January 4, 2001 and February 9, 2001, respectively, both of which are incorporated by reference into the accompanying prospectus.

	Pro Forma Fiscal Year Ended October 27, 2000(1)	Pro Forma Quarter Ended
		January 28, 2000(1)	January 26, 2001(1)
	(In thousands, except per share amounts)
Net sales	$2,153,019	$477,518	$434,478
Cost of sales	1,455,389	333,169	305,133
Selling, administrative and other expenses(2)	495,622	113,317	109,610
Interest expense(3)	95,797	23,427	26,288
Net income(4)	57,275	3,981	(2,428)
Net income per common share—basic	1.34	.09	(.06)
Net income per common share—diluted	1.33	.09	(.06)
Average shares outstanding—basic	42,706	42,993	42,492
Average shares outstanding—diluted	43,196	43,687	42,492

(1)
We expect to achieve certain cost savings and other synergies from the business combination with Lilly Industries, which are not reflected in the pro forma data above. The financial information for Lilly Industries used to arrive at the pro forma information for the year ended October 27, 2000 was as of November 30, 2000, the close of its fiscal year. The financial information for Lilly Industries used to arrive at the pro forma information for the quarter ended January 28, 2000 was for the three months ended February 29, 2000. The financial information for Lilly Industries used to arrive at the pro forma information for the quarter ended January 26, 2001 consisted of Lilly Industries' November and December 2000 results, and the January 2001 post-acquisition results.

(2)
Includes amortization of the excess amount of purchase price over acquired net assets, based on an estimated goodwill life of 40 years. The amortization adjustments were $20,395,000 for the fiscal year ended October 27, 2000, $5,098,000 for the quarter ended January 28, 2000, and $3,400,000 for the quarter ended January 26, 2001. These amounts are subject to further adjustments following completion of additional appraisals.

(3)
Reflects additional estimated interest expense, assuming an annual weighted average interest rate of 7 percent, on debt incurred as a result of the acquisition of Lilly Industries. The adjustments were $56,908,000 for the fiscal year ended October 27, 2000, $14,227,000 for the quarter ended January 28, 2000, and $9,485,000 for the quarter ended January 26, 2001.

(4)
The rate used to estimate tax expense is higher than the historical rate applicable to Valspar because of additional non-deductible goodwill. The effective tax rate was assumed to be 45 percent. The adjustments were $26,088,000 for the fiscal year ended October 27, 2000, $7,304,000 for the quarter ended January 28, 2000, and $4,090,000 for the quarter ended January 26, 2001.

RISK FACTORS

    In addition to the other information in this prospectus supplement and the accompanying prospectus, the following risk factors should be considered carefully in evaluating us and our business and in deciding whether to invest in our common stock.

We may have difficulty integrating Lilly Industries' operations and realizing benefits from the acquisition.

    Our acquisition of Lilly Industries requires us to merge the operations of two companies that previously operated independently. We may not be able to integrate Lilly Industries' operations without encountering difficulties or experiencing the loss of key employees or potential customers, and the benefits expected from the integration may not be realized. If our customers view the acquisition as a negative development, we may lose revenues and market share. In addition, we must integrate Lilly Industries' domestic operations into our domestic operations and its international operations into our international operations, which will require a significant amount of our management's attention. We cannot assure you that we will be successful in our integration efforts.

If our efforts to acquire other companies or product lines fail, our business may not grow.

    As part of our growth strategy, we have pursued, and intend to continue pursuing, acquisitions of complementary businesses or products and joint ventures. Our ability to grow through acquisitions or joint ventures depends upon our ability to identify, negotiate and complete suitable acquisitions or joint venture arrangements. Even if we are successful in completing the acquisitions identified, we may also experience:

  •
  difficulties in assimilating acquired companies and products into our existing business;

  •
  delays in realizing the benefits from the acquired company or products;

  •
  diversion of our management's time and attention from other business concerns;

  •
  difficulties because of our lack of or limited prior experience in any new markets we may enter; or

  •
  difficulties in retaining key employees of the acquired businesses.

In addition, an acquisition could materially impair our operating results by causing us to incur debt and/or by requiring us to amortize acquisition expenses, including goodwill.

Fluctuations in the supply and prices of raw materials could negatively impact our financial results.

    We obtain the raw materials needed to manufacture our products from a number of suppliers. Many of our raw materials are petroleum-based derivatives, minerals and metals. Under normal market conditions, these materials are generally available on the open market. From time to time, however, the prices and availability of these raw materials fluctuate, which could impair our ability to procure necessary materials, or increase the cost of manufacturing our products. During the last several quarters, we have experienced increased raw material costs and reduced profit margins. If the prices of raw materials continue to increase, we will experience further reductions to our profit margins.

Many of our customers are in cyclical industries.

    Many of our customers, especially in our Industrial coatings product line, are in businesses and industries that are cyclical in nature and sensitive to changes in general economic conditions. As a result, the demand for our products by these customers depends, in part, upon general economic conditions. Downward economic cycles affecting the industries of our customers will reduce sales of our products. We have experienced reductions in sales and earnings of our Industrial coatings product line in recent months, primarily as a result of the general slowdown in the domestic economy. If general economic conditions continue to deteriorate, we may suffer further reductions in our sales and earnings. The risk of reduced sales and earnings during downward economic cycles has been increased as a result of our acquisition of Lilly Industries, since the majority of its products are in our Industrial coatings product line.

We have a significant amount of indebtedness.

    We have a significant amount of indebtedness as a result of our acquisition of Lilly Industries. Our long-term debt increased from $300 million at October 27, 2000 to $1.34 billion at January 26, 2001, following the acquisition of Lilly Industries. This compares with $440 million in stockholders' equity at January 26, 2001. Although we intend to repay a portion of our indebtedness with the proceeds of this offering, our indebtedness will remain significantly higher than before the acquisition of Lilly Industries. This could have important consequences to you. For example, it:

  •
  may require us to dedicate a material portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the cash flow available to fund working capital, capital expenditures, acquisitions, dividend payments or other general corporate purposes; or

  •
  may limit our flexibility to adjust to changing business and market conditions and make us more vulnerable to a downturn in general economic conditions as compared to a competitor that may have less debt.

We derive a substantial portion of our revenues from foreign markets, which subjects us to additional business risks.

    Revenues from products sold outside the United States provided approximately 24 percent of our fiscal 2000 net sales on a pro forma basis giving effect to our acquisition of Lilly Industries. Our international operations could be adversely affected by changes in political and economic conditions, trade protection measures and changes in regulatory requirements that restrict the sales of our products or increase our costs. Also, changes in exchange rates between the U.S. dollar and other currencies could potentially result in increases or decreases in our costs and earnings and may affect the value of our assets outside the United States.

Environmental laws and regulations could subject us to significant future liabilities.

    We are subject to numerous environmental laws and regulations that impose various environmental controls on us, including among other things, the discharge of pollutants into the air and water, the handling, use, treatment, storage and clean-up of solid and hazardous wastes, and the investigation and remediation of soil and groundwater affected by hazardous substances, or otherwise relate to environmental protection and various health and safety matters. These laws and regulations govern actions that may have adverse environmental effects and also require compliance with certain practices when handling and disposing of hazardous wastes. These laws and regulations also impose strict, retroactive and joint and several liability for the costs of, and damages resulting from, cleaning up current sites, past spills, disposals and other releases of hazardous substances. We are currently undertaking remedial activities at a number of our facilities and properties, and have received notices under CERCLA or analogous state laws of liability or potential liability in connection with the disposal of material from our operations or former operations. We believe our expenditures related to environmental matters have not had, and are not currently expected to have, a material adverse effect on our financial condition, results of operations or cash flows. However, the environmental laws under which we operate are numerous, complicated and often increasingly more stringent, and may be applied retroactively. Accordingly, there can be no assurance that we will not be required to make additional expenditures to remain in or to achieve compliance with environmental laws in the future or that any such additional expenditures will not have a material adverse effect on our financial condition, results of operations or cash flows. For a further discussion of the impact that environmental laws and regulations have on our company, please see the discussion set forth in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition" and "Business—Environmental Matters."

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS

    This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein contain certain "forward-looking" statements. These forward-looking statements are based on our management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from such statements. These uncertainties and other factors include risks related to our recent acquisition of Lilly Industries, which is our largest acquisition to date, including risks of adverse changes in the results of Lilly Industries' operations due to economic conditions or unforeseen factors; risks of higher than anticipated costs of integration of Lilly Industries' employees or systems; risks of disruptions in business resulting from the integration process; and significantly higher levels of debt for us resulting in higher interest costs. We also face general risks and uncertainties, such as our reliance on our relationships with government agencies, utilities and other third parties to avoid disruption to our business; dependence of internal earnings growth on economic conditions and growth in the domestic and international coatings industry (which may have a greater relative impact on Lilly Industries' sales); changes in our relationships with customers and suppliers; unusual weather conditions; and other risks and uncertainties. The foregoing list is not exhaustive. These and other factors are discussed above under "Risk Factors." We disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements.

ABOUT OUR COMPANY

    Founded in 1806, we have grown into one of the world's leading paint and coatings manufacturers. Much of our growth has occurred during the last decade and, more recently, we have expanded our business into international markets. Our business growth has been accomplished mostly through acquisitions, as summarized below.

Date of Acquisition	Acquired Company(1)	Business
March 1995	Sunbelt Coatings, Inc.	Automotive refinish coatings
May 1996	Coates Coatings (Europe, USA and Australia)	Packaging coatings
November 1996	Gordon Bartels Company	Packaging coatings
November 1996	House of Kolor, Inc.	High-end automotive refinish
January 1997	Coates Coatings (Hong Kong and China)	Packaging coatings
January 1997	Sureguard, Incorporated	Industrial coatings (mirror coatings portion subsequently sold)
March 1997	Ameron International Corporation	Industrial coatings
April 1997	Master Builders, Inc.	Industrial floor coatings
July 1997	International Zinc, Coatings & Chemical Corporation	Marine coatings (subsequently sold)
September 1997	Forton B.V. (Netherlands)	Specialty polymers
December 1997	Hilemn Laboratories, Inc.	Industrial mirror coatings (subsequently sold)
April 1998	Plasti-Kote Co., Inc. (USA, UK and Denmark)	Aerosol coatings, primarily architectural
April 1998	Anzol Pty Ltd. (Australia)	Packaging and Industrial coatings
December 1998	Dyflex B.V. (Netherlands)	Specialty polymers
September 1999	Farboil Company	Industrial powder coatings (purchase of joint venture partner's interest)
February 1999	Dexter Corporation (USA, Europe and worldwide)	Packaging and Industrial coatings
October 2000	ValsparCoates (South Africa) and Dexter South Africa	Packaging coatings (combined 2 joint ventures in South Africa)
November 2000	Valspar Marlux (Mexico)	Packaging and Industrial coatings (purchase of joint venture partner's interest)
December 2000	Lilly Industries, Inc.	Industrial coatings

(1)
Businesses of the acquired companies were based primarily in the U.S., unless otherwise indicated.

    The most important acquisitions among those described above include our acquisitions of Coates Coatings, Dexter Packaging and Lilly Industries. Our purchase of Coates and its line of packaging coatings products was structured as a series of acquisitions. In the first acquisition, completed in May 1996, we acquired packaging coatings businesses in Europe, Australia and the United States, marking a significant step in the globalization of our Packaging coatings product line. This business had approximately $70 million in sales in its last full fiscal year prior to our acquisition. We completed the second Coates acquisition in January 1997, which included packaging coatings businesses in Hong Kong and China which in the aggregate had approximately $10 million in sales in 1996. We commenced the third acquisition in December 1997 by entering into a joint venture for a packaging coatings business in South Africa. In October 2000, we acquired a majority interest in this business, called ValsparCoates.

ValsparCoates had approximately $9 million in net sales in 1999, the last full fiscal year prior to the time we completed this part of the Coates acquisition.

    In February 1999, we acquired the worldwide packaging and French industrial coatings business of Dexter Corporation. The Dexter acquisition provided us with additional packaging coatings facilities and businesses in Europe, the United States and Asia. Dexter S.A., Dexter's industrial coatings subsidiary in France, expanded our international presence in industrial coatings products. The Dexter businesses that we acquired generated $212 million in sales in 1998, the last full fiscal year prior to the acquisition.

    In December 2000, we completed the acquisition of Lilly Industries, our largest acquisition to date. We acquired all outstanding Lilly Industries shares for $31.75 per share in cash, in a transaction valued at $1.036 billion, including the assumption of approximately $218 million of debt. The transaction was accounted for under the purchase method of accounting. At the time of the acquisition, we believed Lilly Industries to be one of the five largest industrial coatings and specialty chemical manufacturers in North America, with reported net sales of $670 million for its fiscal year ended November 30, 2000. Lilly Industries formulates, manufactures and markets industrial coatings and specialty chemicals to original equipment manufacturers for products such as furniture, appliances, building products and transportation, agricultural and construction equipment. Lilly Industries has manufacturing facilities and sales offices in the United States, Canada, Mexico, the United Kingdom, Ireland, Germany, China, Malaysia, Taiwan, Singapore and Australia. In connection with the acquisition, the U.S. Federal Trade Commission required us to dispose of our former mirror coatings business, which has been replaced with Lilly Industries' mirror coatings business. The Lilly Industries acquisition was significant not only due to its size but because, through the acquisition, we believe we have become the world's largest supplier of wood, coil and mirror coatings and the leading North American supplier of non-automotive industrial coatings. Lilly Industries also provides us with complementary product lines and new technology, expanding the breadth and depth of our Industrial coatings product line.

    As we have done with past acquisitions, we are taking aggressive steps to integrate the Lilly Industries business into our company in order to take advantage of cost savings synergies between the two businesses. Following the acquisition, we eliminated duplicative selling, general and administrative services and personnel and closed redundant production facilities. We expect to achieve approximately $70 million in annualized cost savings within two years of the closing of the Lilly Industries acquisition. Through March 2001, we have identified and implemented actions that are expected to result in approximately $35 million of cost savings during this fiscal year and approximately $60 million on an annualized basis. We have closed or are currently in the process of closing five plants that we acquired in this transaction.

USE OF PROCEEDS

    We estimate that the net proceeds to us from this common stock offering will be approximately $            ($             if the underwriters exercise their over-allotment option in full) after deducting the estimated discounts, commissions and other expenses of this offering. All of the net proceeds that we receive in this offering will be used to reduce our bank debt. As of January 26, 2001, we had total borrowings of $1.25 billion outstanding under credit agreements with our bank group. As of January 26, 2001, we had $328 million outstanding that matures on November 16, 2001 and has an interest rate of 6.65 percent, and we had $925 million outstanding that matures on December 20, 2005 and has an interest rate of 6.75 percent. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is a lender under our credit agreements, and will receive its proportionate share of the debt repayments made from the proceeds of this offering.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    Our common stock is traded on the New York Stock Exchange under the symbol "VAL." The following table sets forth the high and low sale prices on the New York Stock Exchange for the periods indicated.

	High	Low
YEAR ENDED OCTOBER 29, 1999
First Quarter	$37.75	$28.00
Second Quarter	35.00	29.25
Third Quarter	39.69	33.75
Fourth Quarter	37.56	30.19
YEAR ENDED OCTOBER 27, 2000
First Quarter	$43.31	$29.88
Second Quarter	38.75	31.63
Third Quarter	40.25	30.19
Fourth Quarter	31.38	19.75
YEAR ENDED OCTOBER 26, 2001
First Quarter	$33.60	$24.45
Second Quarter (through March 28, 2001)	33.78	28.40

    On March 28, 2001, the last reported sale price of our common stock on the New York Stock Exchange was $29.27 per share. As of March 23, 2001, we had approximately 1,700 stockholders of record of our common stock.

    Our stockholders are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may from time to time determine. In fiscal 1999, we paid dividends of $0.115 per share for each quarter or $0.46 for the year. In fiscal 2000, we paid quarterly dividends of $0.13 per share, or $0.52 per share for the year. For the first quarter of fiscal 2001, we paid a dividend of $0.135 per share.

CAPITALIZATION

    The following table sets forth our capitalization as of January 26, 2001, and as adjusted to give effect to (i) the sale of 6,000,000 shares of our common stock in this offering at an assumed offering price of $29.27 per share and (ii) the application of the net proceeds from this offering to repay bank debt assuming the underwriters' over-allotment option is not exercised and after deducting the underwriting discount and estimated offering expenses.

    The outstanding common stock information excludes shares of common stock issuable upon the exercise of outstanding options. This information should be read in conjunction with our consolidated financial statements and the related notes that we have included in this prospectus supplement.

	January 26, 2001
	Actual	As adjusted
	(Dollars in thousands) (unaudited)
Cash and cash equivalents	$27,761	$27,761

Long-term debt	$1,340,291	$1,172,435
Stockholders' equity:
Common stock (par value $.50 per share; Authorized—120,000,000 shares; Shares issued, including shares in treasury, 53,321,312 actual and 59,321,312 as adjusted)	26,660	29,660
Additional paid-in capital	34,768	199,624
Retained earnings	494,887	494,887
Other	(3,015)	(3,015)

	553,300	721,156
Less cost of common stock in treasury (10,809,339 shares)	113,183	113,183

Total stockholders' equity	$440,117	$607,973

Total capitalization	$1,780,408	$1,780,408

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following selected historical consolidated financial data should be read in conjunction with our consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus supplement. The consolidated statements of operations data for each of the years in the five-year period ended October 27, 2000, and the consolidated balance sheet data as of the end of each fiscal year are derived from our consolidated financial statements. The summary historical data for the quarters ended January 28, 2000 and January 26, 2001 are derived from our unaudited condensed consolidated financial statements for the respective periods. In the opinion of our management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the results of operations and financial position of our company as of the date of and for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future.

	Fiscal Year Ended					Quarter Ended
	October 25, 1996	October 31, 1997	October 30, 1998	October 29, 1999	October 27, 2000	January 28, 2000	January 26, 2001(1)
	(in thousands, except per share amounts)					(unaudited)
Statement of Operations Data:
Net sales	$859,799	$1,017,271	$1,155,134	$1,387,677	$1,483,320	$323,671	$336,980
Cost of sales	594,935	698,474	803,240	960,395	1,039,267	231,230	243,645
Selling, admin. & other expenses	169,873	206,834	230,152	282,271	280,118	68,453	71,982
Income from operations	94,991	111,963	121,742	145,011	163,935	23,988	21,353
Interest expense	3,029	5,294	10,707	19,089	21,989	4,903	14,214
Net income	55,893	65,877	72,130	82,142	86,466	11,455	4,458
Net income per share—basic	1.28	1.51	1.66	1.90	2.02	.27	.10
Net income per share—diluted	1.26	1.49	1.63	1.87	2.00	.26	.10
Dividends paid per share	.33	.36	.42	.46	.52	.13	.135
Average shares outstanding—basic	43,782	43,521	43,457	43,298	42,706	42,993	42,492
Average shares outstanding—diluted	44,403	44,233	44,320	43,836	43,196	43,687	42,948
Balance Sheet Data:
Cash and cash equivalents	$7,112	$11,113	$14,990	$33,189	$20,935	$27,605	$27,761
Other current assets	268,088	345,734	411,079	481,739	512,929	479,477	638,215
Property, plant & equipment, net	153,819	185,748	233,482	312,133	298,747	304,855	435,215
Total assets	486,440	615,470	801,680	1,110,720	1,125,030	1,094,080	2,240,320
Long-term debt	31,948	35,844	164,768	298,874	300,300	316,734	1,340,291
Stockholders' equity	253,703	295,065	340,188	393,756	437,571	402,382	440,117
Other Cash Flow Data:
Capital expenditures	$25,376	$48,131	$42,833	$31,400	$32,425	$4,753	$3,687
Depreciation and amortization expense	22,262	25,771	30,742	39,800	45,238	12,339	13,783

(1)
Includes approximately five weeks of Lilly Industries' financial results following the completion of our acquisition of Lilly Industries on December 20, 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    We have compiled the following discussions of Valspar's results of operations and financial condition from Valspar's Quarterly Report on Form 10-Q for the quarter ended January 26, 2001 and from Valspar's Annual Report on Form 10-K for the year ended October 27, 2000. We have not attempted to update this discussion in any way, except as specifically noted. You should read the following discussions in conjunction with our consolidated financial statements and related notes included in this prospectus supplement and incorporated by reference in the accompanying prospectus. You should also read the other documents that we have filed with the Securities and Exchange Commission since the date of those periodic reports and the "About Our Company" section of this prospectus supplement to obtain more information about subsequent developments involving Valspar.

Overview

    The following discussion of financial condition and operations is affected by the acquisition and divestiture activity during the reporting period:

  •
  Quarter ended January 26, 2001—On December 20, 2000, we completed our acquisition of Lilly Industries, our largest acquisition to date, valued at $1.036 billion. See note 14 to our audited consolidated financial statements included in this prospectus supplement for detail on the acquisition. In November 2000, we completed the purchase of our joint venture in Mexico.

  •
  Fiscal 2000—We combined our two joint ventures in South Africa so that we now have a majority position in a joint venture with Plascon (Pty) Limited which includes our combined packaging coatings businesses in South Africa.

  •
  Fiscal 1999—We completed three acquisitions, including the Dexter acquisition, and two divestitures, for which net consideration paid was $203.0 million.

  •
  Fiscal 1998—We completed three acquisitions and one divestiture. Net consideration paid was $83.9 million.

    These acquisitions were accounted for as purchases and are discussed in detail in note 2 to our consolidated financial statements included in this prospectus supplement.

    Prior to the Lilly Industries acquisition, we had two reportable segments: coatings and coatings intermediates. After the Lilly Industries acquisition, we reviewed our reportable segments. Based on the similar nature of ours and Lilly Industries' products, technologies, manufacturing processes, distribution methods, regulatory environment and internal management structure, and considering the aggregation criteria of Statement of Financial Accounting Standard No. 131, we included the former Lilly Industries operations in our coatings segment. As a result, the coatings intermediates segment, which had been separately reported, no longer meets the quantitative criteria for separate reporting. We now refer to these products as Other products.

    We now operate our business in one reportable segment—coatings. We manufacture and distribute a broad portfolio of coatings products. Our Industrial coatings product line includes decorative and protective coatings for metal, wood, plastic and glass. Our Packaging coatings product line includes coatings and inks for rigid packaging containers. Our AAS coatings product line includes interior and exterior paints, stains, primers, varnishes and specialty decorative products, such as enamels, aerosols and faux finishes, as well as automotive refinish and high performance floor coatings. Our Other products include specialty polymers and colorants, which are used internally and sold to other coatings manufacturers.

Results of Operations, Quarter Ended January 26, 2001 vs. Quarter Ended January 28, 2000

    Net sales for the quarter increased 4.1 percent to $336,980,000 from $323,671,000 in 2000. Core business decline was approximately 3.2 percent, with the impact of acquisitions and divestitures accounting for 10.6 percent growth and foreign currency translation accounting for a 3.3 percent reduction in sales reported for the quarter. The decline in sales, excluding acquisitions and divestitures, was primarily driven by volume decreases in the Industrial and AAS coatings product lines. Due to the seasonal nature of our business, sales for the first quarter are not necessarily indicative of sales for the full year.

    The gross profit margin decreased to 27.7 percent in the first quarter of 2001 from 28.6 percent in the first quarter of 2000. The lower margin was attributable to cost increases for key raw materials.

    Operating expenses (research and development, selling and administrative) increased 5.2 percent to $71,982,000 (21.4 percent of net sales) in the first quarter of 2001 compared to $68,453,000 (21.1 percent of net sales) in 2000. This increase was primarily attributable to higher operating costs associated with the Lilly Industries acquisition as well as the related amortization charges. Excluding the impact of acquisitions and divestitures, operating expenses decreased approximately 6 percent.

    Interest expense increased to $14,214,000 in the first quarter of 2001 from $4,903,000 in 2000 due to higher debt levels resulting from the Lilly Industries acquisition.

    Net income in the first quarter of 2001 decreased 61.1 percent to $4,458,000 or $0.10 per diluted share.

Results of Operations, Fiscal Year 2000 vs. 1999

    Net sales increased 6.9 percent to $1,483,320,000 in 2000 from $1,387,677,000 in 1999. Excluding the impact of acquisitions and divestitures during the year, sales increased approximately 3 percent, primarily driven by volume increases in the Industrial coatings product line.

    The gross profit margin decreased to 29.9 percent in 2000 from 30.8 percent in 1999. The lower margin was attributable to higher raw material costs and a difference in product mix within the AAS coatings product line.

    Operating expenses (research and development, selling and administrative, but excluding the impact of restructuring) increased 2.7 percent to $281,318,000 (19.0 percent of net sales) in 2000 compared to $273,925,000 (19.7 percent of net sales) in 1999. Excluding the impact of acquisitions and divestitures, operating expenses increased approximately 3 percent. This increase was primarily attributable to higher expenditures to support the AAS coatings product line. We recorded a non-recurring restructuring charge of $8,346,000 in 1999 related to the closure of existing Valspar facilities and workforce reductions following the Dexter acquisition. During the second quarter of 2000, restructuring accruals in the amount of $1,200,000 were reversed. These reversals were primarily related to lower than estimated employee termination benefits and fewer program cancellation costs than originally estimated. See note 3 to our audited consolidated financial statements included in this prospectus supplement for detail of the restructuring.

    Other income/(expense) decreased to ($200,000) in 2000 from $9,164,000 in 1999. The 1999 income was driven by the gains on the divestitures of our marine and flexible packaging coatings businesses, which were partially offset by losses on the disposal of certain assets.

    Interest expense increased to $21,989,000 in 2000 from $19,089,000 in 1999 due to higher average interest rates and higher average debt due to the full year effect of the Dexter acquisition.

    2000 net income of $86,466,000 or $2.00 per diluted share represents the 26th consecutive year of increased earnings for our company. Net income increased 5.3 percent from 1999 primarily due to sales growth and expense controls. Income from operations increased by 13.1 percent and was partially offset by higher interest expense.

Results of Operations, Fiscal Year 1999 vs. 1998

    Net sales increased 20.1 percent to $1,387,677,000 in 1999 from $1,155,134,000 in 1998. Excluding the impact of acquisitions and divestitures during the year, sales increased approximately 5 percent, primarily driven by volume increases in the Industrial coatings product line and Other products.

    The gross profit margin increased to 30.8 percent in 1999 from 30.5 percent in 1998. The higher margin was attributable to cost and waste reductions in our manufacturing facilities, as well as improved efficiency from production rationalization at the international locations following the Dexter acquisition.

    Operating expenses (research and development, selling and administrative, but excluding the restructuring charge) increased 19.0 percent to $273,925,000 (19.7 percent of net sales) in 1999 compared to $230,152,000 (19.9 percent of net sales) in 1998. Excluding the impact of acquisitions and divestitures, operating expenses increased approximately 7 percent. This increase was primarily attributable to higher expenditures to support the AAS coatings product line as well as a reduction in royalties from licensees of our technology. We recorded a non-recurring restructuring charge of $8,346,000 in 1999 related to the closure of existing Valspar facilities and workforce reductions following the Dexter acquisition. See note 3 to the consolidated financial statements for detail of the restructuring.

    Other income, net of expense, increased to $9,164,000 in 1999 from $7,753,000 in 1998. The 1999 income was driven by the gains on the divestitures of our marine and flexible packaging coatings businesses, which were partially offset by losses on the disposal and abandonment of certain assets.

    Interest expense increased to $19,089,000 in 1999 from $10,707,000 in 1998 due to higher debt levels resulting primarily from the Dexter acquisition.

    1999 net income of $82,142,000 or $1.87 per diluted share represented the 25th consecutive year of increased earnings for our company. Net income increased 13.9 percent from 1998 primarily due to sales growth, improved gross margin and expense controls. Income from operations increased by 19.1 percent and was partially offset by higher interest expense related to the Dexter acquisition.

Financial Condition

    The net cash used by our operations was $6,179,000 for the first three months of 2001, compared with $8,432,000 for the first three months of 2000. During the first quarter of 2001, $820,930,000 in proceeds from bank borrowings were used to fund $807,042,000 in acquisition investments, $3,687,000 in capital expenditures and $5,735,000 in dividend payments. Cash provided by operating activities was $93,338,000 in 2000 compared with $127,249,000 in 1999 and $109,439,000 in 1998. The operating cash flow decrease in 2000 was due to merchandising aids, advance rebates to customers, and acquisition of the majority interest in joint ventures. The cash provided by operating activities and current cash balances was used largely to fund $12,278,000 in repayment of bank borrowings, $32,425,000 in capital expenditures, $3,935,000 in Farboil acquisition related building commitments, $15,586,000 net joint venture and other investments, $22,185,000 in dividend payments, and $21,124,000 in payments for share repurchases.

    During the first quarter of 2001, accounts receivable decreased $44,546,000 as higher year end balances resulting from 2000 fourth quarter sales were collected and sales volumes decreased. Accounts receivable increased $17,100,000 in 2000 compared to 1999, as a result of increased sales. Inventories and other assets increased $12,741,000 in the first quarter of 2001 as a result of prepaid acquisition costs. Inventories and other assets increased $14,397,000 in 2000 compared to 1999 as a result of increased merchandising aids and advance rebates to customers and acquisition of the majority interest in joint ventures within the Coatings segment. During the first three months of 2001, accounts payable and accrued liabilities decreased $58,549,000 primarily as a result of payment of various year-end accruals and the timing of payables disbursements. For 2000 compared to 1999, accounts payable and accrued liabilities decreased $8,074,000 primarily as a result of utilization of prior year restructuring accruals.

    Capital expenditures in the first quarter of 2001 for property, plant and equipment were $3,687,000, compared with $4,753,000 in the first three months of 2000. This decrease was related to tight spending controls. Capital expenditures for property, plant and equipment were $36,360,000 (which includes $3,935,000 for the Farboil building) in 2000 compared with $31,400,000 in 1999 and $42,833,000 in 1998. We anticipate capital spending in fiscal 2001 to be somewhat lower than 2000, excluding potential spending due to the Lilly Industries acquisition.

    In June 2000, we, along with Lilly Industries, announced that our respective boards of directors approved a definitive merger agreement under which we would acquire all outstanding shares of Lilly Industries common stock for $31.75 per share in cash. The merger was completed on December 20, 2000. On November 17, 2000, a syndicate of banks entered into credit facilities to provide us a total of $1.5 billion, with $500 million available for 364 days and $1 billion available for five years.

    In order to finance the Lilly Industries acquisition, we increased our borrowings with banks by $820,930,000 during the first quarter of 2001. The ratio of total debt to capital increased to 75.9 percent, compared to 43.8 percent at the close of fiscal 2000. Our total debt to capital ratio as of the close of the first quarter 2000 was 47.7 percent and 47.3 percent as of the close of fiscal 1999. Average debt outstanding during 2000 was $362,855,000 at a weighted average interest rate of 6.06 percent versus $346,142,000 at 5.53 percent last year, increasing the current year's interest expense to $21,989,000 from $19,089,000 in the prior year. The total debt to capital ratio as of January 28, 2000 was 47.7 percent. We intend to use all of the proceeds from this offering to repay bank debt.

    At January 26, 2001, we had unused lines of credit available from banks of $248.8 million. These lines are expected to be adequate to cover current financing needs.

    Common stock dividends of $22,185,000 represented a 12 percent increase over 1998. The annual dividend was increased to $0.52 per share from $0.46 per share in 1999 with the payout at 25 percent of the prior year earnings, which is consistent with our target payout rate of 25 percent to 35 percent.

    We have continuing authorization to purchase shares of our common stock for treasury at our management's discretion for general corporate purposes. Purchases under this program were 661,000, 494,000 and 452,000 shares in 2000, 1999 and 1998, respectively.

    We are involved in various claims relating to environmental and waste disposal matters at a number of current and former plant sites. We engage or participate in remedial and other environmental compliance activities at certain of these sites. At other sites, we have been named as a potentially responsible party (PRP) under federal and state environmental laws for the remediation of hazardous waste. Our management reviews each individual site, considering the number of parties involved, the level of our potential liability or contribution relative to the other parties, the nature and magnitude of the wastes involved, the method and extent of remediation, the potential insurance coverage, the estimated legal and consulting expense with respect to each site, and the time period over which any costs would likely be incurred. Based on the above analysis, our management estimates the restoration or other clean-up costs and related claims for each site. The estimates are based in part on discussions with other PRPs, governmental agencies and engineering firms.

    We accrue appropriate reserves for potential environmental liabilities, which are continuously reviewed and adjusted as additional information becomes available. While uncertainties exist with respect to the amounts and timing of our ultimate environmental liabilities, our management believes that such liabilities, individually and in the aggregate, will not have a material adverse effect on our financial condition or results of operations.

Market Risk

    Our foreign sales and results of operations are subject to the impact of foreign currency fluctuations. We have not hedged our exposure to translation gains and losses; however, we have reduced our exposure by borrowing funds in local currencies. A 10 percent adverse change in foreign currency rates would not have a material effect on our results of operations or financial position.

    We are also subject to interest rate risk. We have not hedged our exposure to interest rate fluctuations. Including the impact of the debt incurred to fund the Lilly Industries acquisition in the first quarter of 2001, if interest rates are 10 percent higher in 2001, interest expense would increase by approximately $10 million.

BUSINESS

Overview

    Founded in 1806, Valspar has grown into a leading global paint and coatings manufacturer. We manufacture and distribute a broad portfolio of products, including:

  •
  Industrial coatings for factory application by industrial customers and original equipment manufacturers (OEMs);

  •
  Packaging coatings and inks for rigid containers, particularly food and beverage cans;

  •
  Architectural paints, varnishes and stains for the do-it-yourself and professional markets;

  •
  Automotive refinish and other specialty coatings, including high performance floor coatings; and

  •
  Specialty polymers and colorants for use by coatings manufacturers including Valspar.

Our strategy is to grow our business through acquisitions and internal growth while maintaining our position as a low cost manufacturer in each of our key product lines. We believe we have been successful in doing this as evidenced by our 26 consecutive years of earnings per share increases. Since 1995, we have completed 19 acquisitions, the most recent of which is our purchase of Lilly Industries in a transaction valued at $1.036 billion. Over the same time, our net sales have increased from $790 million in fiscal 1995 to approximately $2.15 billion in fiscal 2000 on a pro forma basis giving effect to the Lilly Industries acquisition, for a compound annual growth rate of 22.2 percent. The following table reflects our pro forma fiscal 2000 sales by product line:

Product Line	2000 Pro Forma Net Sales ($ million)	Percent of Sales
Industrial coatings	$960	45%
Packaging coatings	509	24
Architectural, Automotive & Specialty coatings	538	25
Other products	146	6

Total	$2,153	100%

    We have developed a number of leading product lines and we believe we have the following key market positions:

  •
  No. 1 North American Non-automotive Industrial Coatings

  •
  No. 1 Worldwide Packaging Coatings

  •
  No. 1 Worldwide Wood, Coil and Mirror Coatings

  •
  No. 4 North American Coatings

  •
  No. 6 Worldwide Coatings

Paints & Coatings Market Overview

    Paints and coatings serve two primary functions, protection and decoration. Coatings lengthen the life span of products by protecting them from the effects of external elements and enhance their marketability and aesthetic appeal. Global sales of paints and coatings were estimated to be approximately $60 billion in 1997. According to industry analysts, major paints and coatings market segments are comprised of:

  •
  Industrial coatings, which represented approximately 40 percent of total coatings industry sales in 1997, and include coatings for appliances, packaging, industrial machinery, furniture, automobiles (for OEM application), and other manufacturing applications. Our Industrial and

    Packaging coatings product lines are considered to be in the industrial coatings market segment. We do not have significant sales of coatings in the automotive OEM market.

  •
  Architectural coatings, which represented approximately 45 percent of total coatings industry sales in 1997, and include interior and exterior paints and coatings for new and existing construction, as well as stains, undercoats, primers and sealers. Our architectural coatings products in our AAS coatings product line are considered to be in the architectural coatings market segment.

  •
  Special purpose coatings, which represented the remaining 15 percent of total coatings industry sales in 1997, and include all other types of coatings such as aerosols, automotive refinish, hobby and craft paints, high performance floor coatings, roof paints and other specialty applications. Our automotive refinish and specialty coatings in our AAS coatings product line are considered to be in the special purpose market segment.

    Our Other products consist primarily of raw materials used for production of paints and coatings, such as specialty polymers and colorants. Specialty polymers act as binding agents in coatings and other products, and colorants provide color for coatings.

    According to industry analysts, growth in the overall paints and coatings industry has historically been consistent with global GDP growth of approximately 3 percent, with specific segments, such as coil and powder coatings, experiencing significantly faster growth due, in part, to their technological advantages and environmental benefits.

    The global paints and coatings industry has been experiencing consolidation, with the world's ten largest suppliers controlling a larger percentage of the overall market today than ten years ago. However, after the top ten suppliers, the industry remains highly fragmented with several hundred suppliers providing the bulk of the remaining sales.

Our Strategy

    We compete in each of the three major paints and coatings industry categories, with the exception of the automotive OEM portion of the industrial coatings market segment. Our objective is to build shareholder value by maintaining our rapid growth in sales and earnings and by being an industry leader and a low cost manufacturer in each of our chosen market segments. We plan to accomplish this by being the supplier of choice to leading coatings consumers and by broadening our coatings portfolio with strategic acquisitions. Specifically, we are employing the following strategies to accomplish our growth and leadership objectives:

  •
  Focus on high growth segments. We focus on high growth product and geographic markets in three ways. First, we seek to align ourselves with leading customers. We believe that selling to rapidly growing, market leading customers will lead to above average growth in our own business. For example, our relationships with Lowe's and Wal-Mart have allowed us to increase sales to both of those customers as they have expanded and opened new stores. Second, we have expanded our technology base through research and development efforts and technologies obtained through acquisitions to enhance our ability to offer products in new and growing market segments. For example, our technology positions in coil and powder coatings have allowed us to participate in the growth of these markets as these technologies displace older coatings technologies. Third, we have expanded our geographic scope to meet the needs of customers who are also expanding globally. For example, we formed joint ventures in China and Brazil to meet customer needs in those countries.

  •
  Strategic acquisitions and rapid integration. Acquisitions have played a significant role in our growth. Our strategy is to target businesses that are closely aligned with our core operations and which allow us to expand the breadth of our product lines, technology or geographic scope. This strategy has also allowed us to augment our internal growth by taking advantage of the global market positions and infrastructure obtained through our acquisitions. Historically, we have been successful in rapidly integrating our acquisitions due to our experience with the acquisition process and our expertise in low-cost coatings manufacturing.

  •
  Maintain a broad and balanced mix of products and markets. We have chosen to take a broad and balanced approach by operating in each of the coating industry's three principal segments and by offering our Packaging and Industrial coatings product lines globally. We believe this approach allows us to achieve consistent sales and earnings growth by reducing our overall reliance on a particular product segment or geographic area.

  •
  Low cost culture. A key factor behind our historical ability to sustain earnings growth under both strong and weak economic conditions is our company-wide focus on cost control. We believe we are widely regarded as the one of the most cost conscious coatings companies in the world. We have had significant historical success in imparting our culture to the businesses we acquire, evidenced by the fact that corporate administration costs have consistently been less than or equal to two percent of net sales, even during recent periods of significant growth. We actively involve our employees in cost control and efficiency efforts through programs such as "MIDAS," in which our employees join cross-functional teams to identify and realize cost savings in our global supply chain. We estimate that cumulative savings from the MIDAS program have exceeded $40 million since 1995. Finally, our investment in new technology and modern manufacturing and research facilities has also contributed to our ability to maintain a low-cost platform by streamlining our manufacturing processes.

  •
  Employee ownership. We believe that employee ownership aligns the interests of our employees with those of our shareholders and customers. Through various stock-based compensation plans, our employees are encouraged to own shares of our common stock. As of the end of fiscal 2000, our employees directly or indirectly owned approximately 15 percent of our outstanding stock.

Acquisition Integration

    Once we consummate an acquisition, we move aggressively to integrate the operations of the acquired company and cut costs across the organization. We typically begin by focusing on the most profitable portions of the acquired business, as these segments often provide the greatest opportunity to realize immediate cost savings. When integrating an acquisition, we focus on the following areas to reduce costs and develop synergies:

  •
  Eliminate duplicative administrative, sales and research personnel and expenses;

  •
  Leverage the buying power of the larger, combined entity to reduce raw material costs;

  •
  Rationalize production and distribution facilities;

  •
  Maximize the selling potential of a broader product line and more complete technology portfolio; and

  •
  Instill a corporate culture of cost savings, efficient resource usage and employee ownership.

    We believe we have been successful in executing this strategy of integrating our acquisitions. We have demonstrated the ability to realize pre-tax cost savings in excess of 10 percent of a target's revenues within a relatively short period of time following an acquisition. These savings have typically been a result of a combination of raw material cost savings, headcount reduction, manufacturing rationalization and utilization of internally, as opposed to externally, produced polymers. We expect to achieve approximately $70 million in annualized cost savings within two years of the closing of the Lilly Industries acquisition. Through March 2001, we have identified and implemented actions that are expected to result in approximately $35 million of cost savings during this fiscal year and approximately

$60 million on an annualized basis. See "About Our Company" for a discussion of the current status of our efforts to integrate the Lilly Industries businesses.

Products

  Industrial Coatings

    Pro forma net sales for our Industrial coatings product line were $960 million in fiscal 2000. Our Industrial coatings product line includes a broad range of decorative and protective coatings for metal, wood, plastic and glass, primarily for sale to OEM customers in North America and Australia and selected countries in Europe and Asia. Products within our Industrial coatings product line include fillers, primers, stains and topcoats used by customers in a wide range of manufacturing industries, including building products, transportation, appliance, automotive parts, furniture, agricultural equipment, construction equipment and metal fabrication. We are also a leading U.S. supplier of coatings that are applied to metal coils prior to fabrication into pre-engineered products such as doors, building system components, lighting fixtures and appliances.

    We utilize a wide variety of coatings technologies to meet our customers' industrial coatings requirements, including electro-deposition, powder, high solids, water-borne and UV light-cured coatings. This broad technical capability allows us to customize our Industrial coatings products to our customers' specifications and to provide "one stop" integrated solutions. For example, in the appliance coatings market, we believe that we are one of only a small number of coatings manufacturers that currently have the technological and manufacturing capabilities to be a single source coatings supplier to appliance customers.

    Selected major customers of our Industrial coatings product line include Pre-Coat Metals, Doublecoat and Metal Coaters. These companies, like many customers of our Industrial coatings products, are coatings applicators. They apply our coatings to metal and, in some cases, fabricate or process the coated metal further. The ultimate users of the coated products, such as coated metal coils, include companies like Butler Manufacturing (pre-engineered building systems), Varco Pruden International (metal building systems), NCI/MBCI (metal roofing), General Electric (appliances) and The Trane Company (HVAC products). The ultimate users of the coated products are important to us because they often specify the coatings to be used by the coatings applicator.

    Through our acquisition of Lilly Industries, which reported fiscal 2000 net sales of approximately $670 million primarily in the industrial coatings market segment, we have significantly increased our presence in industrial coatings, particularly in the furniture, appliance, building product, transportation, agriculture and construction equipment and mirror manufacturing industries.

  Packaging Coatings

    Pro forma net sales for our Packaging coatings product line were $509 million in fiscal 2000. Packaging coatings are a distinct portion of the global industrial coatings market segment. Our Packaging coatings product line provides coatings for both interior and exterior use in rigid packaging containers, principally food containers and beverage cans for global customers. Interior coatings are used to protect the interior surface of packaging materials from consumable products such as beer, soda, fish and other food products, while exterior coatings enhance the appearance of the package's exterior. We also produce coatings for aerosol and paint cans, bottle crowns for glass and plastic packaging, and glass bottle closures. These coatings are required to meet the regulations of the U.S. Food and Drug Administration and the U.S. Department of Agriculture, as well as the laws and regulations of the other countries in which we sell our Packaging coatings products.

    Historically, we have been a strong competitor in the global packaging coatings market segment, and we believe we have become the world's largest supplier of rigid packaging coatings following our

1996 acquisition of the Coates Coatings business in the United States, Europe and Australia. In addition to providing us with a global manufacturing presence, this acquisition provided us with external packaging coatings and metal decorating ink technologies, thereby improving the depth and breadth of our product line. Our 1999 acquisition of Dexter's packaging coatings business further expanded our international presence, providing us with additional manufacturing facilities in Europe and Asia. We believe we are now the only coatings manufacturer in the global beverage can market that supplies coatings for the entire can.

    Selected major customers of our Packaging coatings product line include Crown, Cork and Seal/CMB, Ball, Alcoa, Silgan Holdings and Alcan. These global companies apply our coatings in the production of rigid packaging products, principally food containers and beverage cans, on a global basis. Consolidation and globalization of our customers has been most apparent in this market segment, and we have responded to these trends by offering a wide variety of packaging coatings products throughout the world.

  Architectural, Automotive & Specialty Coatings

    Pro forma net sales for our AAS coatings product line were $538 million in fiscal 2000. The largest portion of our AAS coatings product line is our architectural coatings products. We offer a broad portfolio of interior and exterior paints, stains, primers, varnishes and specialty decorative products, such as enamels, aerosols and faux finishes, used primarily in the do-it-yourself market. The primary distribution channels for these products are home centers, mass merchants, hardware wholesalers and independent dealers, including Lowe's, Wal-Mart and Do-It-Best stores. Due to the weather requirements of house painting, sales of our AAS coatings product line are seasonal, with the lowest levels occurring in the first quarter of our fiscal year when weather conditions in much of North America are ill-suited for exterior painting.

    We develop highly customized merchandising and marketing support programs for our architectural coatings customers, enabling them to differentiate their paint departments from their competitors' through point-of-purchase materials, labeling, and product and color selection assistance. Through such programs we offer branded product lines under the names Valspar, Plasti-Kote, Colony, Magicolor and McCloskey. We also manufacture customer exclusive brands such as One & Only, Severe Weather, Enterprise, American Tradition and Decorative Effects, in addition to a variety of other private label brands. At key customers such as Lowe's, we also offer additional marketing and customer support by providing in-store employees to answer coatings questions. We have been recognized as the paint supplier of the year six times for Lowe's and twice for Wal-Mart.

    Within the AAS coatings product line, we also manufacture and distribute automotive refinish coatings under the brand names Valspar and House of Kolor, and aerosol spray paints for automotive distributors and large automotive supply retailers under the brand names Plasti-Kote, Tempo and Mr. Spray. Major customers for these products include large automotive supply retailers such as AutoZone and Pep Boys. We also manufacture and distribute high performance floor coatings for commercial and industrial applications.

  Other Products

    Pro forma net sales of our Other products were $146 million in fiscal 2000. In addition to our main product lines, we make and sell specialty polymers and colorants. We produce these products for internal use as well as for external sale to other coatings and building products manufacturers. We believe our ability to develop proprietary polymers for use in our coatings products provides us with an advantage over many of our competitors who cannot produce these products themselves.

Competition

    All aspects of the coatings business are highly competitive. We face strong competitors in all areas of our business, some of which are larger and better capitalized than we are.

    Competition in the market segments in which we sell our Industrial and Packaging coatings product lines is based on technical capabilities for specific product formulation, the ability to meet customer delivery requirements, technical assistance to the customer in product application, price and new product concepts. In addition, the markets for industrial coatings are becoming increasingly global, and customers are looking for global coatings solutions. We believe we can provide global coatings solutions to our customers in a manner in which many of our competitors cannot because of our focus on industrial coatings for the global market, our position as one of the world's largest industrial coatings manufacturers and our commitment to developing innovative technologies.

    Competition in the markets in which we sell our AAS coatings product line is based on factors such as price, product quality, distribution, and consumer recognition. In this segment, we offer highly customized merchandising and marketing support programs to our AAS customers and have maintained product recognition through high-quality and well-designed products. Relationships, such as the ones we have with key retailers like Lowe's and Wal-Mart, are highly important as these firms account for most of the growth in the architectural coatings market segment.

Significant Customers

    In fiscal 2000, pro forma for the acquisition of Lilly Industries, our sales to Lowe's exceeded 10 percent of net sales, and our 10 largest customers accounted for approximately 30 percent of net sales.

Raw Materials

    We obtain raw materials from a number of suppliers. Many of these raw materials are petroleum-based derivatives, minerals and metals. Under normal conditions, all of these materials are generally available on the open market, although prices and availability are subject to fluctuation. In general, higher oil and gas costs result in higher prices for our raw materials.

    Because our raw material costs average approximately 80 percent of our costs of goods sold, raw material efficiency is a critical component of the cost of the products we manufacture. To address our need to maximize efficiency, we started a program in 1999 known as "First Run Capability," which has re-focused our efforts to reduce rework and waste in our manufacturing and business processes. We believe this program may generate millions of dollars in future cost savings.

Safety

    Safety is a core value of our company. In fiscal 2000, two-thirds of our manufacturing facilities achieved either zero injuries or a substantial reduction in injuries from 1999. Our Pittsburgh, Pennsylvania facility was awarded OSHA Star Status—one of only three facilities in the entire U.S. coatings industry to receive such recognition. Star Status is OSHA's highest level of safety recognition in the United States, with less than 0.1 percent of all manufacturing facilities meeting the requirements for the award.

Technology and Research & Development

    Many of the products we offer today have been developed in the last five years. We have adopted a "best practices" approach to technology development by combining our technology efforts with those of the businesses we have acquired. This has resulted in several successful new product developments. For example, we have advanced our Packaging coatings product line technology by focusing on universal coatings for two-piece food cans, and we have further advanced our Industrial coatings product line technology by developing electro-coat technology. Finally, we have continued to expand our line of polymers and now have a full portfolio of both water-based and conventional polymers.

    Research and development costs for fiscal 2000 were $46.4 million, representing a 5.1 percent increase over fiscal 1999 ($44.1 million). Fiscal 1999 costs increased 11.5 percent over those of fiscal 1998 ($39.6 million). During this period our primary emphasis has been on developing and refining emerging technologies in our Industrial and Packaging coatings product lines.

    Our policy is to seek patent protection for our products and manufacturing processes when appropriate. We also license some patented technology from other sources. Although we believe our patent rights are valuable, our knowledge and trade secret information regarding our manufacturing processes and materials have also been important in maintaining our competitive position. As a condition of employment, we now require domestic employees to sign a confidentiality agreement relating to proprietary information and patent rights. Our business is not materially dependent upon licenses or similar rights or on any single patent or trademark or group of related patents or trademarks.

    While we make efforts to protect our trade secret information, others may independently develop or otherwise acquire substantially equivalent proprietary information or techniques, or gain access to our proprietary technology or disclose this technology. Any of these factors could adversely impact the value of our proprietary trade secret information and harm our business.

Employees

    As of the end of January 2001, we employed over 6,700 persons; approximately 4,700 employees in the United States and about 2,000 employees in our international operations. Approximately 900 of our domestic employees are represented by labor unions, and the majority of our international employees are represented by trade unions and other labor organizations. All union employees in the U.S. are operating under signed collective bargaining agreements, except for the union employees in our Bowling Green, Kentucky facility. This is a former Lilly Industries facility at which the union was certified prior to our acquisition. We are currently negotiating a collective bargaining agreement with this union. Collective bargaining agreements for 281 union employees at our Medina, Ohio and Kankakee, Illinois facilities will expire during 2001. We believe our relations with the labor unions representing our employees are good. We also believe we offer our employees competitive wages and benefits compared with employees in similar businesses and locations.

Foreign Operations and Export Sales

    Our foreign operations consist of a mixture of subsidiaries, joint ventures and, to a lesser extent, licensing arrangements with independent third parties. In recent years, we have placed greater emphasis on the development of our majority-owned subsidiaries and joint ventures, and a reduced emphasis on the use of licensing arrangements. The bulk of our foreign operations have been acquired in the last five years. In 1996, we acquired the European, U.S. and Australian metal decorating inks and packaging coatings business of Coates Coatings to provide our customers with global support. In 1999, we acquired the global packaging coatings business of the Dexter Corporation, along with its industrial coatings business in France. This acquisition added several manufacturing facilities throughout Europe and in Singapore. In December 2000, we completed our acquisition of Lilly Industries, which included its manufacturing operations in Canada, Mexico, Europe and Asia. We now have operations in, among other countries, Australia, Brazil, Canada, France, Germany, Hong Kong, Ireland, Malaysia, Norway, Singapore, Spain, Switzerland, Taiwan and the United Kingdom. We also have joint ventures in Brazil, China, Hong Kong, India, Japan and South Africa.

Properties

    Our principal offices in Minneapolis, Minnesota are owned. We conduct manufacturing operations at 68 North American locations, primarily in Illinois, California, Texas, Indiana, North Carolina and Pennsylvania, with three plants each in Canada and Mexico. Sixty-three plants with approximate square footage of 6,480,000 are owned, and 5 plants with square footage of 515,000 are leased. Manufacturing operations in Europe are conducted at 7 owned locations, with plants in the United Kingdom, France, Germany, Ireland and Switzerland with a combined square footage of 736,000. We also own two plants in Australia and one plant in each of China, Malaysia and Taiwan with a combined approximate square footage of 240,000. We lease a plant in each of Singapore, China, Malaysia, Australia, and the United Kingdom with a combined square footage of approximately 104,000. We have closed or are currently in the process of closing five plants that we acquired in the Lilly Industries transaction.

    We believe our principal properties and facilities owned or leased are well maintained, in good operating condition and adequate for the purposes for which they are being used. Operating capacity varies by product line, but additional production capacity is available for most product lines by increasing the number of shifts worked.

Environmental Matters

    While uncertainties exist with respect to the amounts and timing of our ultimate environmental liabilities, we believe that such liabilities, individually and in the aggregate, will not have a material adverse effect on our financial condition, results of operation or cash flows.

    We are involved in various claims relating to environmental and waste disposal matters at the sites of 25 current and former facilities. We participate in remedial and other compliance activities at certain of these sites.

    At approximately 50 other sites, we have been named as a potentially responsible party (PRP) under federal and state environmental laws for the remediation of hazardous waste. We review each site, consider the number of parties involved, the level of our potential liability for contribution relative to the other parties, the nature and magnitude of the wastes involved, the method and extent of remediation, potential insurance coverage, estimated legal and consulting expense and the time period over which any costs would likely be incurred. Based on this analysis, our management estimates the restoration or other clean-up costs and related claims for each site. The estimates are also based, in part, on discussions with other PRPs, governmental agencies and engineering firms. We then accrue reserves for potential environmental liabilities, which are reviewed on a continuous basis and adjusted as additional information becomes available. During the past fiscal year, cash payments for environmental clean-up related costs have been less than $2.2 million. We believe the reserves we have accrued are adequate for our potential environmental liabilities.

Legal Matters

    We are one of a number of defendants in numerous proceedings that allege that the plaintiffs suffered injuries or contracted diseases from exposure to chemicals used in the production of some of our products. We are also a defendant in a number of other legal proceedings which we believe are not out of the ordinary for a business of our type and size. In some of these matters, the remedies sought or damages claimed are substantial. While it is not possible to predict with certainty the outcome of legal proceedings, our management believes, after consultation with counsel, that the resolution of our legal matters, individually and in the aggregate, will not have a material adverse effect on our business or financial condition.

    We are a defendant in two cases in the State of Maryland in which the plaintiffs seek damages for personal injuries and property damage resulting from exposure to various forms of lead, including paint containing lead pigment, found in and around homes and apartments. Upon consultation with counsel, we believe that the Maryland plaintiffs' likelihood of recovery is low, and we believe we are adequately insured to protect us from any significant loss. Aside from those two cases, we have not been named as a defendant in any of the numerous cases pending around the United States involving lead exposure. As a general matter, many of the defendants in these cases produced pigments containing lead at some time. We have sold paint containing lead pigment but have never produced lead pigments. We believe that our exposure to liability stemming from the lead litigation will not have a material adverse effect on our business or financial condition. However, we cannot assure you that this will be the case if the foregoing litigation or any future action or proceeding that may arise concerning the effects of lead results in an adverse determination against us and our insurance is for whatever reason insufficient or unavailable to cover the costs of defending such a matter or the amount of any judgment.

MANAGEMENT

Executive Officers and Directors

    Our executive officers and directors are described below. Our by-laws provide for 12 directors, divided into three classes. Each class consists of four director seats, with each director serving a 3-year term. We currently have 10 directors serving on our board.

Name	Age	Positions with the Company
Richard M. Rompala	54	Chairman, President and Chief Executive Officer
John M. Ballbach	40	Senior Vice President, Operations, E-Commerce, EPS and Color Corporation
Rolf Engh	47	Senior Vice President, General Counsel & Secretary
Steven L. Erdahl	48	Senior Vice President, Industrial Coatings and Automotive
William M. Mansfield	52	Senior Vice President, Architectural and Packaging Coatings
Paul C. Reyelts	54	Senior Vice President, Finance and Chief Financial Officer
Susan S. Boren	54	Director
Jeffrey H. Curler	50	Director
Charles W. Gaillard	60	Director
Thomas R. McBurney	62	Director
Gregory R. Palen	45	Director
Lawrence R. Perlman	62	Director
Edward B. Pollak	66	Director
Michael P. Sullivan	66	Director
Richard L. White	61	Director

    Richard M. Rompala has served as Chairman of Valspar since February 1998, as Chief Executive Officer since October 1995 and as President since March 1994. Mr. Rompala is also a director of Olin Corporation.

    John M. Ballbach has been our Senior Vice President, Operations, E-Commerce, EPS and Color Corporation since February 2000. Prior to that time, Mr. Ballbach was Group Vice President—Packaging since November 1998 and President—Europe, Middle East and South Africa since June 1996.

    Rolf Engh has been General Counsel and Secretary of our company since April 1993. From September 1993 to November 1998, he was also Vice President, International. Prior to joining our company, Mr. Engh was a partner at Lindquist & Vennum, PLLP, a Minneapolis law firm.

    Steven L. Erdahl has been in his current position of Senior Vice President, Industrial Coatings and Automotive since December 2000. Prior to that time, he was served our company as Senior Vice President—Packaging and Industrial Coatings since February 2000, and prior to that, as Senior Vice President—Operations since November 1998. Mr. Erdahl was our Vice President—Industrial Coatings Group from June 1991 to November 1998.

    William M. Mansfield is currently our Senior Vice President, Architectural and Packaging Coatings since December 2000. Before then Mr. Mansfield served our company as Senior Vice President—Architectural, Automotive and Specialty Coatings since February 2000, and as Senior Vice President—Packaging and Industrial Coatings since November 1998. Prior to November 1998, Mr. Mansfield was our Vice President—Packaging Coatings Group since February 1991.

    Paul C. Reyelts has been our Senior Vice President, Finance and Chief Financial Officer since November 1998. Prior to that time, he served our company as Vice President, Finance.

    Susan S. Boren has been a director of Valspar since 1991. Since May 2000, Ms. Boren has been Principal-Minneapolis office of Spencer Stuart, an executive search firm. Prior to 2000, Ms. Boren was Director-Minneapolis office of Spencer Stuart, since May 1998. Prior to 1998, she was the President of Trillium Advisors, a firm she founded in 1996 to advise executives and boards on the strategic integration of leadership, governance and organizational values. Previously, Ms. Boren served for 15 years as an executive with Target Corporation in senior financial, human resources and operating and marketing positions.

    Jeffrey H. Curler has been on our board of directors since 1997 and has held his present position as Chief Executive Officer of Bemis Company, Inc. since May 2000 and served as its President since May 1996 and Chief Operating Officer since May 1998. Prior to 1996, Mr. Curler served as Executive Vice President of Bemis Company since 1991. Mr. Curler is also a director of that company.

    Charles W. Gaillard has been a director of Valspar since June 1999. He retired as President of General Mills, Inc. in October 1999. Prior to that time, Mr. Gaillard served General Mills as its President since May 1995 and Vice Chairman since December 1993. He is also a director of Whitman Corporation.

    Thomas R. McBurney has served on our board of directors since 1987. He is currently President of McBurney Management Advisors, a management consulting firm, a position he has held since 1990. Mr. McBurney is also a director of Wenger Corporation, Meritex Enterprises, Inc., Allina Health System, American Express Certificate Company, IDS Life Series Fund, Inc., IDS Variable Annuity Funds A & B and Greenspring Companies.

    Gregory R. Palen has been a director of our company since 1992. Mr. Palen has held his present position as Chairman and Chief Executive Officer of Spectro Alloys Corporation, an aluminum recycler and manufacturing company, since 1988. He has also been Chief Executive Officer and a director of Palen/Kimball Company, a mechanical service company, since May 1993. Mr. Palen is also a director of Spectro Alloys Corporation, Opus Northwest LLC and Polaris Industries Inc.

    Lawrence R. Perlman, currently a private investor, has been a director of Valspar since 1992. He retired as Chairman of Ceridian Corporation in April 2000 and as Co-Chairman of Seagate Technology, Inc. in December 2000. Mr. Perlman served as Chairman since November 1992 and Chief Executive Officer from 1990 through 1999 of Ceridian Corporation and as Co-Chairman of Seagate Technology, Inc. since 1998. He is also Chairman and a director of The Arbitron Company, Inc. and a director of Amdocs Limited, Carlson Companies, Inc. and Computer Network Technology.

    Edward B. Pollak has served on our board of directors since 1997 and has held his present position as Chief Executive Officer of Yellow Cab Management, Inc. since November 2000. Prior to 2000, Mr. Pollak served as Vice President of Crompton Corporation (formerly CK Witco Corporation) since October 1999 and served as Vice President—Asia Pacific, Witco Corporation since August 1997. Prior to 1997, Mr. Pollak served as Vice President—International, OSi Specialties, Inc., a subsidiary of Witco Corporation, since July 1994.

    Michael P. Sullivan has been a director of Valspar since 1990. He currently is the Chairman of International Dairy Queen, Inc., a position he has held since January 2001. Mr. Sullivan previously served as President and Chief Executive Officer of International Dairy Queen since 1987. Mr. Sullivan is also a director of International Dairy Queen, Allianz Life Insurance Company of North America, Adler Trust Company and Opus Corporation.

    Richard L. White, Ph.D. has been a director of our company since 2000. Dr. White retired as Executive Vice President of Bayer Corporation in November 1999, a position he had held since July 1991. Dr. White is also a director of Petro Rem.

UNDERWRITING

    We intend to offer the shares through the underwriters. Lehman Brothers Inc., Banc of America Securities LLC, Goldman, Sachs & Co. and Fidelity Capital Markets, a division of National Financial Services LLC, are acting as representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Lehman Brothers Inc.
Banc of America Securities LLC
Goldman, Sachs & Co.
Fidelity Capital Markets, a division of National Financial Services LLC
Total

    The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the agreement may be terminated.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

    Fidelity Capital markets, a division of National Financial Services LLC, is acting as an underwriter or a selling group member in this offering and will facilitate electronic distribution through the Internet.

Commissions and Discounts

    The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a selling concession not in excess of $  per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $  per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

    The following table shows the public offering price, underwriting discount and proceeds before expenses to Valspar. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to Valspar.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Valspar	$	$	$

    The expenses of the offering, not including the underwriting discount, are estimated at $300,000 and are payable by Valspar.

Over-Allotment Option

    We have granted options to the underwriters to purchase up to 900,000 additional shares at the public offering price less the underwriting discount and commissions. The underwriters may exercise these options for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

    We and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Lehman Brothers Inc. Specifically, we and these other individuals have agreed not to directly or indirectly

  •
  offer, pledge, hedge, sell or contract to sell any common stock,

  •
  sell any option, right or warrant with respect to any shares of common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant with respect to any shares of common stock,

  •
  lend or otherwise dispose of or transfer any common stock, or

  •
  enter into any swap or other derivatives transaction that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

    This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

    The shares are listed on the New York Stock Exchange under the symbol "VAL."

Price Stabilization and Short Positions

    The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

    These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Canadian Sales

    This prospectus supplement is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sales of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

Stamp Taxes

    Purchasers of the shares of our common stock offered by this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus supplement. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Other Relationships

    In the ordinary course of their business, certain underwriters or their affiliates have engaged in, and may in the future engage in, investment and other commercial banking transactions with Valspar. Bank of America, N.A. is an affiliate of Banc of America Securities LLC and a party to our credit agreements currently in place and will receive its proportionate share of the debt repayments made from the proceeds of this offering. See "Use of Proceeds" in this prospectus supplement. If more than 10 percent of the net proceeds of the offering are used to repay affiliates of the underwriters participating in this offering, then this offering will be made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule incorporated by reference or included in our Annual Report on Form 10-K for the year ended October 27, 2000, as set forth in their report, which is included in this prospectus supplement and incorporated by reference in the accompanying prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

    Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Lilly Industries, Inc., included in our Form 8-K/A dated February 9, 2001, at November 30, 2000 and 1999 and for each of the three years in the period ended November 30, 2000, as set forth in their report, which is included in this prospectus supplement and incorporated by reference in the accompanying prospectus and elsewhere in the registration statement. These financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

    Rolf Engh, Esq., our Senior Vice President and General Counsel, will pass upon certain legal matters for us in connection with the securities offered by this prospectus supplement. Milbank, Tweed, Hadley & McCloy LLP, New York, New York, will pass upon certain legal matters for the underwriters in connection with the securities offered by this prospectus supplement. Mr. Engh owns, or has the right to own, a number of shares of our common stock, which represents less than 1 percent of the total number of outstanding shares of our common stock.

The Valspar Corporation

Condensed Consolidated Balance Sheets

(Dollars in thousands)

	January 26, 2001	January 28, 2000	October 27, 2000
	(Unaudited)	(Unaudited)	(Note)
ASSETS
Current Assets:
Cash and cash equivalents	$27,761	$27,605	$20,935
Accounts receivable less allowance (1/26/01 - $7,361; 1/28/00 - $5,306; 10/27/00 - $4,925)	317,557	254,969	277,763
Inventories:
Manufactured products	143,856	114,533	108,225
Raw materials, supplies and work-in-process	76,847	52,120	46,662

	220,703	166,653	154,887
Deferred income taxes	21,230	18,742	18,464
Prepaid expenses and other accounts	78,725	39,113	61,815

Total Current Assets	665,976	507,082	533,864
Goodwill, Net	1,040,592	215,828	208,748
Other Assets, Net	98,537	66,315	83,671
Property, Plant and Equipment	701,384	533,646	545,475
Less accumulated depreciation	(266,169)	(228,791)	(246,728)

Net Property, plant and Equipment	435,215	304,855	298,747

Total Assets	$2,240,320	$1,094,080	$1,125,030

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Notes payable to banks	$44,400	$50,961	$40,195
Trade accounts payable	167,376	139,497	153,996
Income taxes	18,477	19,909	10,910
Accrued liabilities	174,515	120,972	129,187

Total Current Liabilities	404,768	331,339	334,288
Long-Term Debt	1,340,291	316,734	300,300
Deferred Income Taxes	23,021	11,172	22,366
Deferred Liabilities	32,123	32,453	30,505
Stockholders' Equity:
Common Stock (Par Value - $.50; Authorized - 120,000,000 shares; Shares issued, including shares in treasury - 53,321,312)	26,660	26,660	26,660
Additional paid-in capital	34,768	32,347	34,267
Retained earnings	494,887	435,241	490,860
Other	(3,015)	2,250	(306)

	553,300	496,498	551,481
Less cost of Common Stock in treasury (1/26/01 - 10,809,339 shares; 1/28/00 - 10,258,334; 10/27/00 - 10,840,142 shares)	113,183	94,116	113,910

Total Stockholders' Equity	440,117	402,382	437,571

Total Liabilities and Stockholders' Equity	$2,240,320	$1,094,080	$1,125,030

NOTE:
The Balance Sheet at October 27, 2000 has been derived from the audited financial statements at that date.

See Notes to Condensed Consolidated Financial Statements.

The Valspar Corporation

Condensed Consolidated Statements of Income (unaudited)

(Dollars in thousands, except per share amounts)

	Three Months Ended
	January 26, 2001	January 28, 2000
Net sales	$336,980	$323,671
Costs and expenses:
Cost of sales	243,645	231,230
Research and development	11,824	11,749
Selling and administration	60,158	56,704

Income from Operations	21,353	23,988
Interest expense	14,214	4,903
Other (income)/expense—net	(1,193)	231

Income before Income Taxes	8,332	18,854
Income taxes	3,874	7,399

Net income	$4,458	$11,455

Net income per common share—basic	$0.10	$0.27

Net income per common share—diluted	$0.10	$0.26

Average number of common shares outstanding
— basic	42,492,227	42,993,438
— diluted	42,947,940	43,687,208
Dividends paid per common share	$0.135	$0.130

See Notes to Condensed Consolidated Financial Statements.

The Valspar Corporation

Condensed Consolidated Statements of Cash Flows (unaudited)

(Dollars in thousands)

	Three Months Ended
	January 26, 2001	January 28, 2000
Operating Activities:
Net income	$4,458	$11,455
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,732	9,864
Amortization	4,051	2,475
Gains on asset divestiture	(736)	0
Increase (decrease) in cash due to changes in net operating assets, net of effects of acquired businesses:
Accounts and notes receivable	44,546	5,694
Inventories and prepaid assets	(12,741)	(3,433)
Trade accounts payable and accrued liabilities	(58,549)	(32,923)
Income taxes payable	3,442	(1,953)
Other deferred liabilities	57	247
Other	(439)	142

Net Cash Used In Operating Activities	(6,179)	(8,432)
Investing Activities:
Purchases of property, plant and equipment	(3,687)	(4,753)
Acquired businesses/assets, net of cash	(807,042)	0
Divested businesses/assets	7,268	0
Other investments/advances to joint ventures	0	(1,282)

Net Cash Used In Investing Activities	(803,461)	(6,035)
Financing Activities:
Net proceeds from borrowings	820,930	14,922
Proceeds from sale of treasury stock	1,271	356
Purchase of shares of Common Stock for treasury	0	(784)
Dividends paid	(5,735)	(5,611)

Net Cash Provided By Financing Activities	816,466	8,883
Increase/(Decrease) in Cash and Cash Equivalents	6,826	(5,584)
Cash and Cash Equivalents at Beginning of Period	20,935	33,189

Cash and Cash Equivalents at End of Period	$27,761	$27,605

See Notes to Condensed Consolidated Financial Statements.

The Valspar Corporation

Notes to Condensed Consolidated Financial Statements (unaudited)

January 26, 2001

Note 1 Basis of Presentation

    The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the quarter and three months ended January 26, 2001 are not necessarily indicative of the results that may be expected for the year ended October 26, 2001. For further information refer to the consolidated financial statements and footnotes thereto included in The Valspar Corporation's annual report on Form 10-K for the year ended October 27, 2000.

Note 2 Accounts Payable

    Trade accounts payable include $20.3 million at January 26, 2001, $23.3 million at October 27, 2000 and $17.7 million at January 28, 2000 of issued checks which had not cleared the Company's bank accounts.

Note 3 Acquisitions and Divestitures

    Effective December 20, 2000, the Company acquired all outstanding Class A and Class B stock of Lilly Industries, Inc. for $31.75 per share in cash. Total consideration paid was approximately $1,036 million, including the assumption of debt of approximately $218 million. Lilly Industries is one of the five largest industrial coatings and specialty chemicals manufacturers in North America with reported sales of $656.2 million for its fiscal year ended November 30, 1999, and $669.7 million for its fiscal year ended November 30, 2000. Lilly Industries formulates, manufactures and markets industrial coatings and specialty chemicals to original equipment manufacturers for products such as home and office furniture, cabinets, appliances, building products, transportation and agricultural and construction equipment. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The purchase price allocation is preliminary and is subject to change upon completion of final valuations. The excess of the purchase price over the estimated fair value of the net assets acquired is approximately $815 million and has been recorded as goodwill. This amount is being amortized over a 40-year useful life. The following unaudited pro forma combined summary statement of income information for the three month periods ended January 26, 2001 and January 28, 2000 was prepared in accordance with Accounting Principles Board Opinion No. 16 and assumes the acquisition had occurred at the beginning of the periods presented. The following pro forma data reflect adjustments for interest expense and amortization of goodwill. The unaudited pro forma financial information is provided for informational purposes only and does not purport to be indicative of the future results of the Company.

Unaudited Pro Forma
Consolidated Statement of Income

(Thousands of dollars, except per share data)	Three Months Ended January 26, 2001	Three Months Ended January 28, 2000
Net sales	$434,478	$477,518
Net income	(2,428)	3,981
Net income per share-basic	(.06)	.09
Net income per share-diluted	(.06)	.09

    During the first quarter of fiscal 2001, the Company completed the sale of its existing mirror coatings businesses as a condition of Federal Trade Commission approval for the Lilly Industries acquisition. This product line had revenues of approximately $12 million for the year ended October 27, 2000. Operating results from this business were not material to the results of operations reported for the three month periods ended January 26, 2001 and January 28, 2000.

    In November 2000, the Company acquired the 49% interest in The Valspar (Mexico) Corporation, S.A. de C.V. held by its joint venture partner. The Valspar (Mexico) Corporation has operations in Mexico City and Monterrey and produces Industrial and Packaging coatings. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The pro forma results of operations for this acquisition have not been presented as the impact on reported results is not material.

    In December 1997, as a part of the Coates acquisition, the Company acquired a 49% interest in a joint venture with Coates for packaging coatings in South Africa. In February 1999, as a part of the Dexter acquisition, the Company acquired Dexter's majority position in a joint venture with Plascon (Pty) Limited, a South African company, for packaging coatings in South Africa. As of October 2000, the Company acquired Coates' 51% interest in the Valspar/Coates joint venture and reorganized the businesses of both South African joint ventures so that Valspar now has a majority position in a joint venture with Plascon for a combined packaging coatings business in South Africa. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The pro forma results of operations for this acquisition have not been presented as the impact on reported results is not material.

    Effective September 30, 1999, the Company acquired the 50% interest in Farboil Company held by its joint venture partner. Farboil Company, located in Baltimore, Maryland, produces decorative powder coatings with annual revenues of $17 million. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The pro forma results of operations for this acquisition have not been presented as the impact on reported results is not material.

Note 4 Comprehensive Income

    The Company's components of Shareholders' Equity relating to cumulative other comprehensive income/(loss) consists of foreign currency translation adjustments of ($2,981,000), ($1,306,000) and ($4,004,000) as of January 26, 2001, October 27, 2000 and January 28, 2000, respectively.

Note 5 Segment Information

    Prior to the Lilly Industries acquisition, the Company had two reportable segments: Coatings and Coatings Intermediates. After the Lilly Industries acquisition, the Company reviewed its reportable segments. Based on the similar nature of the Company's and Lilly Industries' products, technologies, manufacturing processes, distribution methods, regulatory environment and internal management structure, and considering the aggregation criteria of SFAS 131, the Company included the former Lilly Industries operations in its Coatings segment. As a result, the Coatings Intermediates segment, which had been separately reported, no longer meets the quantitative criteria for separate reporting and is referenced in the table below as "Other."

    The Company now operates its business in one reportable segment: Coatings. The Company manufactures and distributes a broad portfolio of coatings products. The Architectural, Automotive and Specialty product line includes interior and exterior decorative paints and aerosols, automotive and fleet refinish and high performance floor coatings. The Packaging product line includes coatings and inks for rigid packaging containers. The Industrial product line includes decorative and protective coatings for wood, metal and plastic substrates. The Other category includes primarily resins, colorants and composites. The resins and colorants are sold to the Company's Coatings segment and to other coatings manufacturers.

    There are certain business activities, referred to as "Corporate" in the following table, that do not constitute an operating segment. Included in Corporate are administrative expenses of the headquarters site, gains or losses on the sale of certain assets, and other income or expenses not directly related to an operating segment. The Company evaluates the performance of operating segments and allocates resources based on profit or loss from operations before interest expense and income taxes (EBIT).

    Net sales and earnings before interest expense and income taxes (EBIT) for the Coatings segment are as follows:

	Three Months Ended
(Dollars in Thousands)	January 26, 2001	January 28, 2000
Net Sales:
Total Coatings	$314,356	$304,210
Other	22,624	19,461

Total Net Sales	336,980	323,671
EBIT:
Coatings	25,712	28,927
Other	2,297	2,587

Corporate	(5,463)	(7,757)

Total EBIT	22,546	23,757

Note 6 New Accounting Standards

    Effective October 28, 2000, the Company adopted Statement of Financial Accounting Standard No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." The Company has developed procedures and polices for use of derivative instruments and hedging strategies. The

Company currently has two forward contracts in place to hedge inter-company loans. These forward contracts do not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

Conversion to the Euro

    On January 1, 1999, eleven of the member countries of the European Monetary Union converted from their sovereign currencies to a common currency, the euro. At that time, fixed conversion rates between the legacy currencies and the euro were set. The legacy currencies will remain legal tender through July 1, 2002. Beginning January 1, 2002, euro-denominated currency will be issued. No later than July 1, 2002, the participating countries will withdraw all bills and coins so that their legacy currencies will no longer be considered legal tender.

    The Company has identified and substantially addressed the significant issues that may have resulted from the euro conversion. These issues include increased competitive pressures from greater price transparency, changes to information systems to accommodate various aspects of the new currency and exposure to market risk with respect to financial instruments. The impact on the Company's operating results and financial condition from the conversion to the euro has not been, and is not expected to be, material.

Note 7 Reclassification

    Certain amounts in the 2000 financial statements have been reclassified to conform with the 2001 presentation.

Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Stockholders
The Valspar Corporation

    We have audited the accompanying consolidated balance sheets of The Valspar Corporation and subsidiaries as of October 27, 2000 and October 29, 1999 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended October 27, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Valspar Corporation and subsidiaries at October 27, 2000 and October 29, 1999 and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 27, 2000, in conformity with accounting principles generally accepted in the United States.

Minneapolis, Minnesota
November 17, 2000

The Valspar Corporation

Consolidated Balance Sheets

(Dollars in thousands, except per share amounts)

	October 27, 2000	October 29, 1999
ASSETS
Current Assets:
Cash and cash equivalents	$20,935	$33,189
Accounts and notes receivable, less allowances for doubtful accounts (2000 - $4,925; 1999 - $4,801)	277,763	260,663
Inventories	154,887	162,654
Deferred income taxes	18,464	18,770
Prepaid expenses and other accounts	61,815	39,652

Total Current Assets	533,864	514,928
Goodwill, net	208,748	218,668
Other Assets, net	83,671	64,991
Property, Plant and Equipment
Land	21,093	20,800
Buildings	135,205	131,815
Machinery and equipment	389,177	387,093

	545,475	539,708
Less accumulated depreciation	246,728	227,575

Net Property, Plant and Equipment	298,747	312,133

Total Assets	$1,125,030	$1,110,720

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Notes payable to banks	$39,731	$53,593
Trade accounts payable	153,996	154,312
Income taxes	10,910	21,862
Accrued liabilities	129,187	144,639
Current Portion Long-Term Debt	464	306

Total Current Liabilities	334,288	374,712
Long-Term Debt	300,300	298,874
Deferred Income Taxes	22,366	11,148
Deferred Liabilities	30,505	32,230

Total Liabilities	687,459	716,964

Stockholders' Equity
Common Stock (par value $.50 per share; shares authorized 120,000,000; shares issued, including shares in treasury, 53,321,312 shares)	26,660	26,660
Additional paid-in capital	34,267	28,896
Retained earnings	490,860	429,397
Other	(306)	1,997

	551,481	486,950
Less cost of Common Stock in treasury (2000 - 10,840,142 shares; 1999 - 10,337,999 shares)	113,910	93,194

Total Stockholders' Equity	437,571	393,756

Total Liabilities and Stockholders' Equity	$1,125,030	$1,110,720

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Valspar Corporation

Consolidated Statements of Income

(Dollars in thousands, except per share amounts)

	For the Year Ended
	October 27, 2000	October 29, 1999	October 30, 1998
Net Sales	$1,483,320	$1,387,677	$1,155.134

Cost and Expenses:
Cost of sales	1,039,267	960,395	803,240
Research and development	46,353	44,091	39,555
Selling and administrative	224,290	222,275	186,161
Amortization Expense	10,675	7,559	4,436
Restructuring	(1,200)	8,346	—

Income from Operations	163,935	145,011	121,742
Other Expense/(Income), net	200	(9,164)	(7,753)
Interest expense	21,989	19,089	10,707

Income before Income Taxes	141,746	135,086	118,788
Income taxes	55,280	52,944	46,658

Net Income	$86,466	$82,142	$72,130

Net Income Per Common Share—Basic	$2.02	$1.90	$1.66

Net Income Per Common Share—Diluted	$2.00	$1.87	$1.63

See Notes to Consolidated Financial Statements

The Valspar Corporation

Consolidated Statements of Changes in Stockholders' Equity

(Dollars in thousands, except per share amounts)

	Common Stock
			Additional Paid-In Capital	Retained Earnings		Treasury Stock
	Shares	Amount			Other
Balance October 31, 1997	53,321,312	$26,660	$17,758	$313,485	$(1,850)	$60,988

Common Stock options exercised for 59,202 shares			596			(372)
Purchase of 452,100 shares of Common Stock for treasury						13,745
Comprehensive Income
Net income				72,130
Foreign Currency Translation					677
Cash dividends on Common Stock—$.42 per share				(18,575)
Other			6,526		(1,603)	1,255

Balance October 30, 1998	53,321,312	$26,660	$24,880	$367,040	$(2,776)	$75,616

Common Stock options exercised for 50,007 shares			715			(406)
Purchase of 494,400 shares of Common Stock for treasury						17,585
Comprehensive Income:
Net income				82,142
Foreign Currency Translation					4,679
Cash dividends on Common Stock—$.46 per share				(19,785)
Other			3,301		94	399

Balance October 29, 1999	53,321,312	$26,660	$28,896	$429,397	$1,997	$93,194

Common Stock options exercised for 84,893 shares			1,101			(840)
Purchase of 661,000 shares of Common Stock for treasury						21,124
Comprehensive Income:
Net income				86,466
Foreign Currency Translation					(1,306)
Cash dividends on Common Stock—$.52 per share				(22,185)
Other			4,270	(2,818)	(997)	432

Balance October 27, 2000	53,321,312	$26,660	$34,267	$490,860	$(306)	$113,910

See Notes to Consolidated Financial Statements

The Valspar Corporation

Consolidated Statements of Cash Flows

(Dollars in thousands)

	For the Year Ended
	October 27, 2000	October 29, 1999	October 30, 1998
Operating Activities:
Net income	$86,466	$82,142	$72,130
Adjustments to reconcile net income to net cash provided by operating activities:
Restructuring charge	(1,200)	8,346
Depreciation	34,563	32,241	26,306
Amortization	10,675	7,559	4,436
Deferred income taxes	11,526	(9,619)	1,587
Loss on sales or abandonment of property, plant and equipment		3,358	1,854
Gain on asset divestiture		(13,850)	(6,886)
(Decrease) increase in cash due to changes in net operating assets, net of effects of acquired businesses:
Accounts and notes receivable	(17,100)	(9,513)	(7,164)
Inventories and other assets	(14,397)	(1,348)	(19,095)
Trade accounts payable and accrued liabilities	(8,074)	12,687	31,556
Income taxes payable	(10,952)	15,849	7,218
Other deferred liabilities	(792)	717	108
Other	2,623	(1,320)	(2,611)

Net Cash Provided by Operating Activities	93,338	127,249	109,439

Investing Activities:
Purchases of property, plant and equipment	(32,425)	(31,400)	(42,833)
Acquired businesses, net of cash	(3,935)	(240,657)	(93,074)
Divested businesses/assets		37,678	9,206
Other investments/advances to joint ventures	(15,586)	(459)	(11,320)

Net Cash Used in Investing Activities	(51,946)	(234,838)	(138,021)

Financing Activities:
Net proceeds from borrowings	(12,278)	162,037	63,684
Proceeds from sales of treasury stock	1,941	1,121	1,095
Purchase of shares of Common Stock for treasury	(21,124)	(17,585)	(13,745)
Dividends paid	(22,185)	(19,785)	(18,575)

Net Cash (Used in)/ Provided by Financing Activities	(53,646)	125,788	32,459

(Decrease)/Increase in Cash and Cash Equivalents	(12,254)	18,199	3,877
Cash and Cash Equivalents at Beginning of Year	33,189	14,990	11,113

Cash and Cash Equivalents at End of Year	$20,935	$33,189	$14,990

See Notes to Consolidated Financial Statements

The Valspar Corporation

Notes to Consolidated Financial Statements

Years Ended October 2000, 1999 and 1998

(Dollars in thousands except per share amounts)

Note 1—Significant Accounting Policies

    Fiscal Year:  The Company has a 4-4-5 accounting cycle with the fiscal year ending on the Friday on or immediately preceding October 31. All years presented include 52 weeks.

    Principles of Consolidation:  The consolidated financial statements include the accounts of the parent company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. Investments in which the Company has a 20 to 50 percent interest and where the Company does not have management control are accounted for using the equity method.

    Estimates:  The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

    Revenue Recognition:  Revenue from sales is recognized when title to inventory passes to the customer.

    Cash Equivalents:  The Company considers all highly liquid instruments purchased with an original maturity of less than three months to be cash equivalents.

    Inventories:  Inventories are stated at the lower of cost or market. The Company's domestic inventories are recorded on the last-in, first-out (LIFO) method. The remaining inventories are recorded using the first-in, first-out (FIFO) method.

    Property, Plant and Equipment:  Property, plant and equipment are recorded at cost. Provision for depreciation of property is made by charges to operations at rates calculated to amortize the cost of the property over its useful life (twenty years for buildings; three to ten years for machinery and equipment) primarily using the straight-line method. Effective October 30, 1999, the Company adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use".

    Intangible and Long-Lived Assets:  Intangible assets, including goodwill, are carried at cost and amortized using the straight-line method over their estimated period of benefit (6 to 40 years). The Company reviews its intangible and long-lived assets for impairment in accordance with Statement of Financial Accounting Standard No. 121 (SFAS 121). Under SFAS 121, impairment losses are recorded on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

    Stock Options:  As permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees" and its interpretation in accounting for its stock options and other stock-based employee compensation awards. Pro forma information regarding net income and earnings per share as calculated under the provisions of SFAS 123 is disclosed in Note 8 to the financial statements.

    Foreign Currency:  Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities are recorded as a component of stockholders' equity. Gains and losses from foreign currency transactions are included in other (income) expense, net.

    Net Income Per Share:  The following table reflects the components of common shares outstanding for the three years ended October 27, 2000 in accordance with Statement of Financial Accounting Standards No. 128 (SFAS 128):

	2000	1999	1998
Weighted average common shares—basic outstanding	42,706,168	43,298,367	43,457,221
Dilutive effect of stock options	489,599	537,212	862,628

Equivalent common shares outstanding—diluted	43,195,767	43,835,579	44,319,849

    Under the provisions of SFAS 128, basic earnings per share are based on the weighted average number of common shares outstanding during each year. In computing diluted earnings per share, the number of common shares outstanding is increased by common stock options with exercise prices lower than the average market prices of common shares during each year and reduced by the number of shares assumed to have been purchased with proceeds from the exercised options.

    Financial Instruments:  All financial instruments are held for purposes other than trading. The estimated fair values of the Company's financial instruments approximate their carrying amounts in the consolidated balance sheet at October 27, 2000.

    Comprehensive Income:  Comprehensive income consists of net income and foreign currency translation adjustment and is presented in the Consolidated Statements of Changes in Stockholders' Equity.

    Basis of Presentation:  Certain prior year amounts have been reclassified to conform with the current year presentation.

Note 2—Acquisitions and Divestitures

    In December 1997, as a part of the Coates acquisition, the Company acquired a 49% interest in a joint venture with Coates for packaging coatings in South Africa. In February 1999, as a part of the Dexter acquisition, the Company acquired Dexter's majority position in a joint venture with Plascon (Pty) Limited, a South African company, for packaging coatings in South Africa. As of October 2000, the Company acquired Coates' 51% interest in the Valspar/Coates joint venture and reorganized the businesses of both South African joint ventures so that Valspar now has a majority position in a joint venture with Plascon for a combined packaging coatings business in South Africa. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The effect of this transaction on the Company's results of operations for 2000 was not material.

    Effective September 30, 1999, the Company acquired the 50% interest in Farboil Company held by its joint venture partner. Farboil Company, located in Baltimore, Maryland, produces decorative powder coatings with annual revenues of $17 million. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The effect of this transaction on the Company's results of operations for 1999 was not material.

    Effective February 26, 1999, the Company acquired Dexter Corporation's worldwide Packaging Coatings product line and its French Industrial Coatings subsidiary, Dexter SAS. Dexter Packaging Coatings is a worldwide supplier of beverage can, food can and specialty coatings to the packaging market. Dexter SAS supplies a variety of coatings to the European industrial market. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill and is being amortized over the estimated period of benefit. The following unaudited pro forma combined summary statement of income information for the twelve month periods ended October 29, 1999 and October 30, 1998 was prepared in accordance with Accounting Principles Board Opinion No. 16 and assumes the acquisition had occurred at the beginning of the periods presented. The following pro forma data reflect adjustments for interest expense, amortization of goodwill and depreciation of fixed assets. The unaudited pro forma financial information is provided for informational purposes only and does not purport to be indicative of the future results of the Company.

Unaudited Pro Forma
Consolidated Statements of Income

(Thousands of dollars, except per share data)	Year Ended October 29, 1999
Net sales	$1,457,220
Net income	81,361
Net income per share—basic	1.88
Net income per share—diluted	1.86

    Effective December 17, 1998, the Company acquired a majority interest in Dyflex B.V., a Netherlands based producer of specialty water-based polymers. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The effect of this transaction on the Company's results of operations for 1999 was not material.

    Effective April 30, 1999, the Company completed the sale of its Marine and Flexible Packaging Coatings product lines. These product lines had revenues of $25 million and $12 million, respectively, for the year ended October 1998. The effect of these divestitures on the Company's results of operations for 1999 was not material.

    Net consideration paid for the acquisitions and divestitures in 1999 was $203.0 million in cash.

    In 1998 the Company completed three acquisitions including the purchase of Plasti-Kote Co., Inc., a manufacturer of Architectural and Automotive aerosol and specialty paint products; the purchase of

Anzol Pty. Ltd., an Australian-based manufacturer of packaging and industrial coatings; and the purchase of Hilemn Laboratories, a mirror coatings supplier. In addition, the Company divested of its Functional Powder product line. Net consideration paid for the acquisitions in 1998 was $83.9 million in cash.

    The acquisitions in 1998 have been accounted for as purchases. Accordingly, the results of operations of the acquired businesses have been included in the Company's consolidated results of operations from the dates of acquisition. The impact of these transactions on the results of operations for 1998 was not material. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill and is being amortized over the estimated period of benefit.

Note 3—Restructuring

    During 1999, the Company's Board of Directors approved and the Company initiated actions to eliminate redundant facilities and functions resulting from the acquired Dexter packaging coatings operations. Costs associated with the planned closure of former Dexter locations and workforce reductions totaling $6.4 million were recorded as liabilities in the purchase price allocation. Of the $6.4 million total, $5.3 million related to employee termination benefits and $0.6 million related to contract cancellation costs. As of October 27, 2000, costs totaling $5.7 million were charged against the liability for the closure of former Dexter locations and workforce reductions.

    Additionally, costs associated with workforce reductions and the planned closure of existing Valspar locations were reflected as a pre-tax restructuring charge totaling $8.3 million. Of the $8.3 million total, $3.5 million related to employee termination benefits, $3.1 million related to contract and other program cancellation costs, and $1.0 million relates to recording assets to be disposed of at fair value. As of October 27, 2000, costs totaling $6.7 million were charged against the liability for the closure of existing Valspar locations and workforce reductions. During the second quarter of 2000, accruals in the amount of $1.2 million were reversed. These reversals were primarily related to lower than estimated employee termination benefits and fewer program cancellation costs than originally estimated.

    These plans contemplate a workforce reduction of worldwide headcount by 200. Cash requirements of this restructuring plan were approximately $12.5 million which was spent by the end of fiscal year 2000.

Note 4—Inventories

    The major classes of inventories consist of the following:

	2000	1999
Manufactured products	$108,225	$115,585
Raw Materials, supplies and work-in-process	46,662	47,069

	$154,887	$162,654

    Inventories stated at cost determined by the last-in, first-out (LIFO) method aggregate $108,031 at October 27, 2000 and $115,338 at October 29, 1999, approximately $27,335 and $23,107 lower, respectively, than such costs determined under the first-in, first-out (FIFO) method.

Note 5—Trade Accounts Payable and Accrued Liabilities

    Trade accounts payable include $23,326 and $19,819 of issued checks which had not cleared the Company's bank accounts as of October 27, 2000 and October 29, 1999, respectively.

    Accrued liabilities include the following:

	2000	1999
Employee compensation	$43,879	$50,685
Uninsured loss reserves	22,575	20,615
Customer volume rebates	25,541	20,838
Contribution to employees' retirement trusts	7,789	9,531
Restructuring	1,093	8,130
Other	28,310	34,840

Total	$129,187	$144,639

Note 6—Long-Term Debt and Credit Arrangements

    Long-term debt consists of the following:

	2000	1999
Notes to banks (1.7%-5.9% at October 27, 2000)	$283,741	$282,189
Industrial development bonds (3.2 - 4.0% at October 27, 2000 payable in 2015 and 2018)	15,204	15,208
Obligations under capital lease (7.5% at October 27, 2000, payable through 2004)	1,819	1,783

	$300,764	$299,180
Less current maturities	(464)	(306)

	$300,300	$298,874

    The notes to banks totaling $283,741 at October 27, 2000 and $282,189 at October 29, 1999 have been classified as long-term reflecting the Company's ability to refinance these amounts on a long-term basis. The maturities of the remaining long-term debt are as follows: 2001 - $464; 2002 - $493; 2003 - $526, 2004 - $561, 2005 - $153 and $14,826 thereafter.

    The Company has $150,000 of committed revolving multi-currency credit facilities with a bank at optional interest rates of prime or IBOR-based rates. This facility matures at the close of the Company's planned merger with Lilly Industries. The revolving credit loan agreement contains covenants that require the Company to maintain certain financial ratios. The Company is in compliance with these covenants as of October 27, 2000. On November 17, 2000, a syndicate of banks entered into an agreement with the Company to provide two committed credit facilities totaling $1.5 billion, $500 million of 364-day availability and $1 billion available for five years. There will be similar financial covenants in these facilities.

    Under other short-term bank lines of credit around the world, the Company may borrow up to $318,564 on such terms as the Company and the banks may mutually agree. These arrangements are reviewed periodically for renewal and modification. Borrowings under these debt arrangements had an average annual rate of 5.87% in 2000 and 5.19% in 1999. Approximately $205 million if these short-term bank lines will also expire upon completion of the Lilly merger and will be replaced with the syndicated committed credit facilities.

    The Company had unused lines of credit under the short-term bank lines and revolving credit facility of $142,148 at October 27, 2000.

    Interest paid during 2000, 1999 and 1998 was $22,369 $19,092 and $9,670 respectively.

Note 7—Income Taxes

    Significant components of the provision for income taxes are as follows:

Year Ended	2000	1999	1998
Current
Federal	$32,312	$49,820	$33,695
State	3,412	5,943	6,285
Foreign	8,212	5,319	1,813

Total Current	43,936	61,082	41,793

Deferred
Federal	9,586	(4,717)	3,562
State	1,565	(860)	434
Foreign	193	(2,561)	869

Total Deferred	11,344	(8,138)	4,865

Total Income Taxes	$55,280	$52,944	$46,658

    Significant components of the Company's deferred tax assets and liabilities are as follows:

	2000	1999	1998
Deferred tax assets:
Product liability accruals	$2,508	$2,749	$2,023
Insurance accruals	3,418	4,459	2,873
Deferred compensation	7,125	7,797	4,471
Workers' compensation Accruals	2,538	2,177	3,013
Employee compensation Accruals	1,931	2,943	3,014
Other	20,974	19,142	15,658

Total deferred tax assets	38,494	39,267	31,052

Deferred tax liabilities:
Tax in excess of book depreciation	(24,445)	(15,336)	(16,012)
Other	(17,951)	(16,658)	(9,982)

Total deferred tax liabilities	(42,396)	(31,994)	(25,994)

Net deferred tax assets	$(3,902)	$7,273	$5,058

    A reconciliation of income tax computed at the US Federal statutory tax rate to the effective income tax rate is as follows:

	2000	1999	1998
Tax at U.S. statutory Rate	35.0%	35.0%	35.0%
State income taxes, net of Federal benefit	2.1%	2.4%	3.5%
Other	1.9%	1.8%	.8%

	39.0%	39.2%	39.3%

    No provision has been made for US Federal Income taxes on certain undistributed earnings of foreign subsidiaries that the Company intends to permanently invest or that may be remitted substantially tax-free. The total of undistributed earnings that would be subject to federal income tax if remitted under existing law is approximately $27,100 at October 27, 2000. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical calculation. Upon distribution of these earnings, the Company will be subject to US taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid would be available to reduce the US tax liability.

    Income taxes paid during 2000, 1999 and 1998 were $51,669, $45,749 and $33,571 respectively.

Note 8—Stock Plans

    Stock Options:  Under the Company's Stock Option Plan, options for the purchase of up to 6,000,000 shares of common stock may be granted to officers and key employees. Options are issued at market value at the date of grant and are exercisable in full or in part over a prescribed period of time.

    As permitted by Statement of Financial Accounting Standard No. 123 (SFAS 123), the Company has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation expense has been recorded for options granted under the stock option plan as the exercise equals or exceeds the market price of the underlying stock on the date of grant. Had compensation expense for the stock option plan been determined based on the fair value at the date of grant, consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reported as follows:

	2000	1999	1998
Pro Forma Net Income	79,406	80,974	71,424
Pro Forma Earnings Per Share:
Basic	1.86	$1.87	$1.64
Diluted	1.84	1.85	1.61

    The pro forma effect on net income and earnings per share is not representative of the pro forma net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2000	1999	1998
Expected dividend yield	1.5%	1.5%	1.5%
Expected stock price volatility	27.9%	22.2%	21.1%
Risk-free interest rate	5.5%	6.2%	4.2%
Expected life of options	6 years	6 years	6 years

    The weighted average fair value for options granted during 2000, 1999 and 1998 is $10.83, $8.71, and $7.79 per share, respectively.

    Stock option activity for the three years ended October 27, 2000 is summarized as follows:

	Shares Reserved	Options Outstanding	Weighted Average Exercise Price
October 31, 1997
Balance	1,066,730	1,281,711	$19.79
Shares reserved	1,000,000
Granted	(398,150)	398,150	$31.34
Exercised		(56,592)	$17.10
Canceled	22,901	(22,901)	$23.72

October 30, 1998
Balance	1,691,481	1,600,368	$22.70
Shares reserved	2,250,000
Granted	(706,500)	706,500	$35.02
Exercised		(50,007)	$22.40
Canceled	28,466	(28,466)	$32.24

October 29, 1999
Balance	3,263,447	2,228,395	$26.49
Shares reserved
Granted	(1,444,172)	1,444,172	33.32
Exercised		(84,893)	22.86
Canceled	68,192	(68,192)	37.24

October 27, 2000	1,887,467	3,519,482	29.47

    Options outstanding at October 27, 2000 had an average remaining contractual life of 7.48 years. Options exercisable of 1,911,232 at October 27, 2000, 939,257 at October 29, 1999, and 665,194 at October 30, 1998 and had weighted average exercise prices of $23.20, $19.61, and $17.99 respectively. The exercise price for options outstanding as of October 27, 2000 range from $12.00 to $40.31, with 1,683,422 shares outstanding in the $12.00-$25.00 range and 1,836,060 shares outstanding in the $25.00-$40.31 range.

    Employee Stock Ownership Plans:  Under the Company's Employee Stock Ownership Plans, substantially all of the Company's domestic employees are eligible to participate and may contribute 1% to 9% of their compensation to the Plans. The Company contributes a minimum amount equal to one-half of the employee contributions up to 3% of employees' compensation, with the potential to match up to 6% based upon the financial performance of the Company. The Company's contributions were $3,314, $5,307, and $2,649, for 2000, 1999, and 1998, respectively.

    Key Employee Bonus Plan:  In 1993 the Company established a Key Employee Bonus Plan for certain employees. Under the Plan, participants can elect to convert all or any portion of the cash bonus awarded under certain incentive bonus plans into a grant of restricted stock receivable three years from the date of grant. For fiscal year 2000, participants under the Key Employee Bonus Plan elected to receive a stock option grant in lieu of restricted stock.

Note 9—Leasing Arrangements

    The Company has operating lease commitments outstanding at October 27, 2000 for plant and warehouse equipment, office and warehouse space and automobiles. The leases have initial periods ranging from one to ten years, with minimum future rental payments as follows:

Minimum Lease Payments
2001	6,187
2002	5,495
2003	2,980
2004	1,071
2005	654
2006 and beyond	3,927

$20,314

    Rent expense for operating leases was $6,426 in 2000, $6,338 in 1999 and $4,445 in 1998.

Note 10—Pensions and Other Postretirement Benefits

    The Company sponsors a Profit Sharing Plan for substantially all of its domestic employees. Under the Plan, the Company makes a contribution based on return on assets as defined in the Plan up to a maximum of 10% of the aggregate compensation of eligible participants. Contributions to the Profit Sharing Plan totaled $10,657, $9,869, and $9,342, for 2000, 1999, and 1998, respectively.

    The Company also sponsors a number of defined benefit pension plans for certain hourly and foreign employees. The benefits for these plans are generally based on stated amounts for each year of service. The Company funds the plans in amounts consistent with the limits of allowable tax deductions.

    The cost of the pension benefits is as follows:

Net periodic cost	2000	1999	1998
Service Cost	1,184	1,158	961
Interest Cost	2,328	2,016	2,049
Expected Return on Plan Assets	(3,818)	(3,059)	(2,849)
Amortization of transition asset obligation	(91)	(92)	(93)
Amortization of Prior Service Cost	343	367	360
Recognized Actuarial gain	(405)	(292)	(313)

Net-Periodic Benefit Cost	(459)	98	115
Settlement Gain	(787)	—	—

Net-Periodic Benefit Cost After Settlement	(1,246)	98	115

    The plans' funded status is shown below, along with a description of how the status changed during the past two years. The benefit obligation is the projected benefit obligation—the actuarial present value as of a date of all benefits attributed by the pension benefit formula to employee service rendered prior to that date.

Change in benefit obligation	2000	1999
Benefit Obligation at Beginning of Year	35,628	30,669
Service Cost	1,185	1,149
Interest Cost	2,328	2,005
Plan Participants' Contributions	134	111
Amendments	148
Actuarial (gain) loss	2,278	1,582
Acquisitions	0	1,873
Benefits Paid	(1,824)	(1,761)
Settlements	(2,295)	—

Benefit Obligation End of Year	37,582	35,628

Change in plan assets:	2000	1999
Fair value of plan assets at beginning of year	47,460	39,907
Actual return on plan assets	6,759	6,802
Employer contributions	1,572	438
Plan participants'contributions	134	111
Benefit Payments	(1,824)	(1,761)
Acquisitions	0	1,963
Settlements	(2,295)	—

Fair value of plan assets at End of Year	51,806	47,460

Funded Status	2000	1999
Funded Status at end of year	14,224	11,832
Unrecognized transition asset	(871)	(923)
Unrecognized prior service cost	3,414	2,831
Unrecognized net gain	(11,622)	(11,429)

Net Asset Recognized in Statement of Financial Position	5,145	2,311

    The actuarial assumptions were as follows:

	2000	1998
Discount rate	6.25% - 7.5%	6.25% - 7.25%
Expected return on plan assets	7.0% - 9.0%	7.5% - 8.0%
Average increase in compensation	3.75% - 6.0%	3.75% - 6.0%

    In addition to the Company's defined benefit pension plans, the Company sponsors a health care plan that provides postretirement medical benefits for some of its employees. The Company's policy is to fund these benefits as they are paid. The Company's accrued postretirement benefit liability recognized in the Company's balance sheet was $1,607 and $1,587 at October 27, 2000 and October 29, 1999, respectively. Net periodic postretirement expense was $150, $95, and $103 in 2000, 1999 and 1998, respectively.

    The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 7.5% and 7.25% at October 27, 2000 and October 29, 1999, respectively. The assumed health-care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 7.0% in 2000, then declining by 0.5% per year to an ultimate rate of 5.5%. A 1% change in the cost trend rate would not have a material effect on the accumulated post-retirement benefit obligation or net periodic post-retirement expense.

Note 11—Segment Information

    Based on the nature of the Company's products, technology, manufacturing processes, customers, regulatory environment, and internal management structure, and considering the aggregation criteria of SFAS 131, the Company operates its business in two reportable segments: Coatings and Coating Intermediates. The Company manufactures and distributes a broad portfolio of coatings products. The Architectural, Automotive and Specialty product line includes interior and exterior decorative paints and aerosols, automotive finish, automotive aftermarket, and high performance floor coatings. The Packaging product line includes coatings and inks for rigid packaging containers. The Industrial products are decorative and protective coatings for metal, wood, and plastic substrates. Coating intermediates, primarily resins and colorants, are sold to the Company and to other coatings manufacturers.

    There are certain business activities, referred to as Corporate in the following table, that do not constitute an operating segment. Included in Corporate are administrative expenses of the headquarters site, gains or losses on the sale of certain assets, and other income or expenses not directly related to an operating segment. The Company evaluates the performance of operating segments and allocates resources based on profit or loss from operations before interest expense and income taxes (EBIT). Intersegment sales are recorded at selling prices which are below market prices. Segment EBIT includes realized profit on intersegment sales. Identifiable assets are those directly identified with each segment's operations. Corporate assets consist primarily of cash and cash equivalents, income tax assets, prepaid expenses, and headquarters' property, plant and equipment. The accounting polices of the reportable segments are the same as those described in Note 1—Significant Accounting Policies.

    Net sales, EBIT, depreciation and amortization, identifiable assets, and capital expenditures by operating segment are as follows:

	2000	1999	1998
Net sales
Coatings	1,385,765	1,292,475	1,074,416
Coating Intermediates	150,139	145,725	126,843

	1,535,904	1,438,200	1,201,259
Intersegment Sales	(52,584)	(50,523)	(46,125)

Total net sales-External	1,483,320	1,387,677	1,155,134
EBIT
Coatings	172,578	162,770	139,016
Coating Intermediates	16,083	17,024	13,568

	188,661	179,794	152,584
Corporate	(24,926)	(25,619)	(23,089)

Total EBIT	163,735	154,175	129,495
Depreciation and Amortization:
Coatings	35,780	30,981	19,555
Coating Intermediates	3,892	3,419	2,900
Corporate	5,566	5,400	8,287

Total depreciation and amortization	45,238	39,800	30,742

Identifiable assets:
Coatings	931,808	935,941	645,631
Coating Intermediates	84,334	87,916	58,808
Corporate	108,888	86,863	97,241

Total assets	1,125,030	1,110,720	801,680

Capital Expenditures:
Coatings	20,050	19,727	26,952
Coating Intermediates	5,539	3,694	9,063
Corporate	6,836	7,979	6,818

Total capital expenditures	32,425	31,400	42,833

    Net sales by product line within the Coatings Segment are as follows:

	2000	1999	1998
Architectural, Automotive & Specialty	505,087	510,960	482,295
Packaging	508,536	452,846	319,653
Industrial	372,142	328,669	272,468

	1,385,765	1,292,475	1,074,416

    Geographic net sales are based on the country from which the customer was billed for the products sold. The United States is the largest country for customer sales. No single country outside the United States represents more than 10% of consolidated net sales. Long-lived assets include property, plant and equipment and intangibles attributable to each country's operations. No single country outside the United States represents more than 10% of consolidated long-lived assets. Net sales and long-lived assets by geographic region are as follows:

	2000	1999	1998
Net sales-External
United States	1,137,219	1,116,347	1,021,449
Outside United States	346,101	271,330	133,685

Total net sales-External	1,483,320	1,387,677	1,155,134

	2000	1999	1998
Long-lived assets:
United States	343,813	339,760	264,478
Outside United States	163,682	191,041	61,876

Total long-lived assets	507,495	530,801	326,354

Note 12—Quarterly Results of Operations (Unaudited)

    The following is a tabulation of the unaudited quarterly results for the years ended October 27, 2000 and October 29, 1999:

	Net Sales	Gross Margin	Net Income	Net Income Per Share- Diluted
2000 Quarter Ended:
January 28	$323,671	$92,441	$11,455	$.26
April 28	392,780	120,025	25,371.59
July 28	385,070	117,292	25,466.59
October 27	381,799	114,295	24,174.56

	$1,483,320	$444,053	$86,466	$2.00

1999 Quarter Ended:
January 30	$265,810	$75,339	$9,716	$.22
April 30	356,702	111,968	22,444.51
July 30	398,076	120,621	25,834.59
October 29	367,089	119,354	24,148.55

	$1,387,677	$427,282	$82,142	$1.87

Note 13—Recently Issued Accounting Standards

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, will be effective for the Company's fiscal year 2001, which requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The standard will not have a material effect on its financial statements.

Note 14—Subsequent Events

    In June 2000, the Company along with Lilly Industries, Inc. announced that their respective boards of directors had approved a definitive merger agreement under which the Company agreed to acquire all outstanding shares of Lilly Industries common stock for $31.75 per share in cash. Lilly Industries shareholders approved the merger on September 27, 2000. The U.S. Federal Trade Commission (FTC) approved the proposed merger in December 2000 and the merger was completed on December 20, 2000. As a condition to receiving FTC approval, the Company agreed to divest of its existing mirror coatings business, a non-strategic product line with sales of approximately $12 million.

    Lilly Industries is one of the five largest industrial coatings and specialty chemicals manufacturers in North America with reported sales of $656.2 million for the year ended November 1999, and $508.6 million for the first nine months of fiscal year 2000. Lilly Industries formulates, manufactures and markets industrial coatings and specialty chemicals to original equipment manufacturers for products such as home and office furniture, cabinets, appliances, building products, transportation and agricultural and construction equipment.

    Lilly Industries employs approximately 2,400 people with plants and sales offices in the United States, Australia, Canada, China, Germany, Ireland, Malaysia, Mexico, Singapore, Taiwan, and the United Kingdom.

Report of Independent Auditors

     The Board of Directors
Lilly Industries, Inc.

    We have audited the accompanying consolidated balance sheets of Lilly Industries, Inc. as of November 30, 2000 and 1999 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lilly Industries, Inc. at November 30, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2000 in conformity with accounting principles generally accepted in the United States.

January 12, 2001

Lilly Industries, Inc. and Subsidiaries

Consolidated Statements of Income

	Year ended November 30
	2000	1999	1998
	(in thousands, except per share data)
Net sales	$669,699	$656,201	$619,002
Costs and expenses:
Cost of products sold	416,122	401,286	379,641
Selling, general and administrative	174,149	160,861	146,763
Research and development	20,960	21,154	20,567

	611,231	583,301	546,971

Operating income	58,468	72,900	72,031
Other expense:
Sundry income (expense)	483	(633)	(666)
Seller's transaction expense	(2,353)	—	—
Interest expense, net	(16,900)	(15,791)	(16,919)

	(18,770)	(16,424)	(17,585)

Income before income taxes	39,698	56,476	54,446
Income taxes	17,673	23,155	22,867

Net income	$22,025	$33,321	$31,579

Net income per share
Basic	$.95	$1.44	$1.36

Diluted	$.93	$1.43	$1.35

See accompanying notes.

Lilly Industries, Inc. and Subsidiaries

Consolidated Balance Sheets

	November 30
	2000	1999
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$6,470	$5,714
Accounts receivable, less allowance for doubtful accounts (2000: $1,701; 1999: $1,775)	90,181	91,369
Inventories	57,116	58,500
Deferred income taxes	2,730	2,848
Other	4,958	3,426

Total Current Assets	161,455	161,857
Other Assets:
Goodwill, less amortization (2000: $35,311; 1999: $27,769)	206,435	210,811
Other intangibles, less amortization (2000, $24,489; 1999, $23,129)	18,412	23,067
Deferred income taxes	1,925	3,974
Sundry	21,189	18,781

	247,961	256,633
Property and Equipment
Land	16,628	13,872
Buildings	86,184	75,232
Equipment	113,735	110,610
Accumulated depreciation	(77,806)	(67,778)

Net Property and Equipment	138,741	131,936

Total Assets	$548,157	$550,426

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$48,230	$60,317
Salaries and payroll related items	14,413	20,975
Other	24,459	27,293
Income taxes payable	4,423	4,552

Total Current Liabilities	91,525	113,137
Long-Term Debt	211,514	206,803
Other Liabilities	39,006	38,315
Shareholders' Equity:
Capital stock, $.55 stated value per share:
Class A (limited voting)—(2000, 28,077 shares issued: 1999, 27,969 shares issued)	15,599	15,539
Class B (voting)—(2000, 540 shares issued: 1999, 540 shares issued)	300	300
Additional capital	85,329	83,833
Retained earnings	148,402	133,807
Accumulated other comprehensive loss	(5,241)	(3,509)
Cost of capital stock in treasury	(38,277)	(37,799)

Total Shareholders' Equity	206,112	192,171

Total Liabilities and Shareholders' Equity	$548,157	$550,426

See accompanying notes.

Lilly Industries, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended November 30
	2000	1999	1998
	(in thousands)
Operating Activities:
Net income	$22,025	$33,321	$31,579
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,023	10,391	9,102
Amortization of intangibles	10,854	10,544	10,922
Deferred income taxes	2,167	5,267	209
Gain on disposal of fixed assets	(678)	—	—
Changes in operating assets and liabilities net of effects from acquired businesses:
Accounts receivable	1,188	(9,162)	(422)
Inventories	1,384	(7,680)	(2,574)
Accounts payable and accrued expenses	(21,612)	11,101	5,985
Sundry	(6,220)	(15,044)	418

Net cash provided by operating activities	21,131	38,738	55,219
Investing Activities:
Purchases of property and equipment	(21,665)	(41,472)	(17,015)
Payment for acquired business	(1,250)	(2,721)	(11,253)
Proceeds from the sale of fixed assets	1,566	—	—
Sundry	2,615	2,052	3,367

Net cash used by investing activities	(18,734)	(42,141)	(24,901)
Financing Activities:
Dividends paid	(7,430)	(7,428)	(7,410)
Proceeds from short-term and long-term borrowings	4,711	3,103	—
Principal payments on short-term and long-term borrowings	—	—	(20,470)
Sundry	1,078	116	809

Net cash used by financing activities	(1,641)	(4,209)	(27,071)

Increase (decrease) in cash and cash equivalents	756	(7,612)	3,247
Cash and cash equivalents at beginning of year	5,714	13,326	10,079

Cash and cash equivalents at end of year	$6,470	$5,714	$13,326

See accompanying notes.

Lilly Industries, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

	Class A Capital Stock	Class B Capital Stock	Additional Paid-In Capital	Retained Earnings	Cost of Capital Stock in Treasury	Accumulated Other Comprehensive Income (Loss)	Total
	(in thousands)
Balance at December 1, 1997	$15,375	$300	$79,417	$83,745	$(34,144)	$(2,254)	$142,439
Comprehensive income:
Net income	—	—	—	31,579	—	—	31,579
Currency translation adjustments	—	—	—	—	—	(1,842)	(1,842)

Total comprehensive income	—	—	—	—	—	—	29,737
Stock options exercised	84	—	1,820	—	(1,018)	—	886
Disqualifying disposition of stock options	—	—	653	—	—	—	653
Cash dividends paid	—	—	—	(7,410)	—	—	(7,410)
Repurchase of capital stock	—	—	—	—	(730)	—	(730)

Balance at November 30, 1998	15,459	300	81,890	107,914	(35,892)	(4,096)	165,575
Comprehensive income:
Net income	—	—	—	33,321	—	—	33,321
Currency translation adjustments	—	—	—	—	—	587	587

Total comprehensive income	—	—	—	—	—	—	33,908
Stock options exercised	80	—	1,870	—	(1,421)	—	529
Disqualifying disposition of stock options	—	—	73	—	—	—	73
Cash dividends paid	—	—	—	(7,428)	—	—	(7,428)
Repurchase of capital stock	—	—	—	—	(486)	—	(486)

Balance at November 30, 1999	15,539	300	83,833	133,807	(37,799)	(3,509)	192,171
Comprehensive income:
Net income	—	—	—	22,025	—	—	22,025
Currency translation adjustments	—	—	—	—	—	(1,732)	(1,732)

Total comprehensive income	—	—	—	—	—	—	20,293
Stock options exercised	60	—	1,422	—	(380)	—	1,102
Disqualifying disposition of stock options	—	—	74	—	—	—	74
Cash dividends paid	—	—	—	(7,430)	—	—	(7,430)
Repurchase of capital stock	—	—	—	—	(98)	—	(98)

Balance at November 30, 2000	$15,599	$300	$85,329	$148,402	$(38,277)	$(5,241)	206,112

See accompanying notes.

Lilly Industries, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

November 30, 2000

1. Subsequent Event

    On June 26, 2000, Lilly Industries, Inc. and its subsidiaries (the "Company") announced it had entered into a definitive merger agreement with The Valspar Corporation ("Valspar") whereby Valspar would acquire all outstanding shares of the Company's Class A and Class B capital stock for $31.75 per share in cash and assume all outstanding debt.

    On December 20, 2000, the merger was completed and the Company became a wholly-owned subsidiary of Valspar. As a result of the merger, each outstanding share of the Company's Class A and Class B capital stock was converted into the right to receive $31.75 in cash, without interest; the Revolving Credit Facility and German Credit Facility were extinguished and all incentive stock option plans were vested and paid off. Also, as a result of the merger, the executive Supplemental Executive Retirement Plan liabilities became fully vested which resulted in an increase in these liabilities in the amount of $5,100,000 which was recorded subsequent to year end.

2. Summary of Significant Accounting Policies

Business

    The Company is principally in the business of formulating, manufacturing, and marketing industrial coatings and specialty chemicals to original equipment manufacturers on a worldwide basis. Primary manufacturing operations are located in North America, Europe and Asia-Pacific. The Company operates within three business segments which serve three end-use markets.

Consolidation and Use of Estimates

    The consolidated financial statements include the accounts of all subsidiaries after elimination of significant intercompany accounts and transactions. Preparation of these statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

    Revenue from sales of products is recognized at the time products are shipped to the customer.

Cash Equivalents

    Cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

Inventories

    Coatings inventories in the United States are stated at the lower of cost, determined by the last-in, first-out (LIFO) method, or market. All other inventories are stated at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.

Intangible Assets

    Goodwill, which represents the excess of cost over fair value of net assets of purchased businesses, is amortized by the straight-line method over periods ranging from 20 to 40 years. Other intangible assets consist of noncompete agreements, customer lists and technology and are amortized by the straight-line method over periods ranging from 5 to 20 years.

    The Company periodically evaluates the carrying value of intangible assets to determine if an impairment has occurred. This evaluation is based on various analyses including reviewing anticipated cash flows.

Property and Equipment

    Property and equipment is recorded on the basis of cost and includes expenditures for new facilities and items which substantially increase the useful life of existing buildings and equipment. Depreciation is based on estimated useful lives (ranging from 3 to 45 years) and computed primarily by the straight-line method.

3. New Accounting Standards

    Effective December 1, 1999, the Company adopted the American Institute of Certified Public Accountants' (AICPA) Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." The SOP requires start-up costs capitalized prior to December 1, 1999 to be written off and any future start-up costs to be expensed as incurred. The unamortized balance of start-up costs was written off as of December 1, 1999. The effect of this change in accounting principle on consolidated earnings was immaterial.

4. Inventories

    The principal inventory classifications at November 30 are summarized as follows (in thousands):

	2000	1999
Finished products	$30,765	$33,628
Raw materials	31,947	30,048

	62,712	63,676
Less adjustment of certain inventories to LIFO basis	5,596	5,176

	$57,116	$58,500

    Inventory cost is determined by the LIFO method of inventory valuation for approximately 59% and 61% of inventories at November 30, 2000 and 1999, respectively.

5. Long-Term Debt

    Long-term debt consists of the following as of November 30 (in thousands):

	2000	1999
7.75% Unsecured Senior Notes	$100,000	$100,000
Revolving Credit Facility	107,500	100,100
German Credit Facility	4,014	6,703

	$211,514	$206,803

    The Company's German subsidiary ("Subsidiary") has an unsecured Deutsche Mark ("DEM") denominated revolving credit facility ("German Facility") with a bank. The maximum borrowings available under the German Facility are $4,014,000 until November 29, 2001; thereafter, maximum borrowings decrease to $1,784,000 until maturity of the German Facility in February 2003. German Facility advances of greater than $44,600 bear interest, at the Subsidiary's option, at either (i) the money market rate of the bank's German affiliate, or (ii) the Frankfurt, Germany Interbank Offered Rate for DEM deposits plus an interest rate margin of between 0.40% and 0.80%, depending on the Subsidiary's leverage at the time of each borrowing. Other advances bear interest at the prime rate of the bank's German affiliate. The principal of the German Facility is due upon maturity in February, 2003.

    The Company has a $150,000,000 revolving credit facility ("Facility") with a group of financial institutions and $100,000,000 of senior notes ("Notes"). The Facility is unsecured and provides for borrowings under a revolving note. The 7.75% Notes were issued as a 144A private placement offering with registration rights.

    Interest is payable upon maturity of each revolving advance under the Facility, but in no case less frequently than quarterly. The principal of the Facility is due in October 2002. The Notes are unsecured. Interest is payable on June 1 and December 1 of each year the Notes are outstanding. The principal of the Notes is due December 2007. The Facility bears interest, at the Company's option, of (i) the higher of the agent bank's prime rate (9.50% at November 30, 2000) or the Federal Funds rate plus 0.50% or, (ii) the London Interbank Offered Rate for U.S. Dollars plus 0.30% to 0.75%, depending upon the Company's credit rating. A commitment fee ranging from 0.10% to 0.25%, depending upon the Company's credit rating, is payable on the unused portion of the Facility.

    Interest of $17,336,000, $15,818,000 and $12,369,000 was paid in fiscal 2000, 1999 and 1998, respectively.

    The Company is subject to various debt covenants under the German Facility, Facility and Notes, including affirmative and negative covenants which require the maintenance of certain ratios for maximum leverage, fixed charge coverage and interest coverage. Additionally, such covenants place certain restrictions on the Company's ability to engage in mergers and acquisitions and incur additional indebtedness.

    Subsequent to November 30, 2000, the merger with The Valspar Corporation was completed. (see Note 1). In conjunction with this transaction the Company satisfied its obligations under the Facility and the German Facility. The obligations under the Notes remain outstanding.

6. Income Taxes

    Income tax expense for the years ended November 30 is comprised of the following components (in thousands):

	2000	1999	1998
Current expense:
Federal	$6,854	$8,942	$12,757
Foreign	7,907	8,126	7,290
State	745	820	2,358

	15,506	17,888	22,405
Deferred expense (credit):
Federal	1,741	4,334	593
Foreign	(171)	384	(139)
State	597	549	8

	2,167	5,267	462

	$17,673	$23,155	$22,867

    A reconciliation of the statutory U.S. federal rate to the effective income tax rate for the years ended November 30 is as follows:

	2000	1999	1998
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Increase resulting from:
Goodwill	4.7	3.5	3.6
State income taxes, net of federal income tax benefit	2.0	1.6	2.8
Foreign	0.3	1.3	1.8
Seller's transaction expense	1.7	—	—
Other items	0.8	(.4)	(1.2)

Effective income tax rate	44.5%	41.0%	42.0%

    Deferred income taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities.

    The deferred tax assets and liabilities recorded on the balance sheet at November 30 are as follows (in thousands):

	2000	1999
Deferred tax assets:
Goodwill and intangibles	$541	$1,121
Employee benefits	5,644	5,812
Accounts receivable, inventory and other	10,707	11,051

	16,892	17,984
Deferred tax liabilities:
Property and equipment	6,284	6,582
Pension	5,953	4,580

	12,237	11,162

Net deferred tax assets	$4,655	$6,822

    No provision has been made for U.S. federal income taxes on certain undistributed earnings of foreign subsidiaries that the Company intends to permanently invest or that may be remitted tax-free. The total of undistributed earnings that would be subject to federal income tax if remitted under existing law is approximately $30,300,000 at November 30, 2000. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical calculation. Upon distribution of these earnings, the Company will be subject to U.S. taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

    Income taxes of $20,850,000, $16,600,000 and $21,800,000 were paid in 2000, 1999 and 1998, respectively.

7. Capital Stock

    The Company has two classes of capital stock, Class A stock and Class B stock. Authorized shares of Class A and Class B stock are 97,000,000 and 3,000,000, respectively. The limited voting rights of Class A shareholders are equal to voting rights of Class B shareholders only with regard to voting for merger, consolidation or dissolution of the Company and voting and electing four directors of the Company if there are ten or more directors and two directors if there are nine or fewer directors. With respect to all rights other than voting, Class A shareholders are the same as Class B shareholders.

    The terms of the Class B stock, which is held only by employees, provide that these shares be exchanged for Class A stock on a share-for-share basis when the shareholder ceases to be an employee or decides to dispose of the shares. Accordingly, 3,000,000 shares of authorized Class A stock are reserved for this purpose.

    On January 12, 1996, the Company's board of directors ("Board") declared a dividend of one purchase right for each outstanding share of Class A and Class B stock. In addition, one right is distributed for each share issued after January 26, 1996. Upon exercise, each right entitles holders to purchase from the Company one share of stock at $55 per share, subject to certain adjustments. The rights become exercisable when a person or group acquires beneficial ownership of 15 percent or more of Class A stock or becomes the beneficial owner of an amount of Class A stock (but not less than 10 percent) which the Board of Directors determines to be substantial and not in the Company's best long-term interests or following the announcement of a tender or exchange offer for 30% or more of the Class A stock.

    In the event a person acquires 15 percent or more of Class A stock, or is determined by the Board to be a substantial owner whose ownership is not in the Company's best long-term interests or an acquiring person engages in certain self-dealing transactions, each holder will have the right to receive that number of capital shares having a market value of two times the exercise price of the right. At any time after a person becomes an acquiring person, but before such person acquires 50 percent or more of outstanding Class A stock, the Board may exchange each right for one capital share (subject to adjustment).

    In the event the Company is involved in certain business combination transactions, or 50 percent or more of the Company's consolidated assets or earning power are sold, each holder will have the right to receive, upon exercise at the then-current exercise price of the right, that number of shares of capital stock of the acquiring company having a market value of two times the exercise price of the right.

    The Company may redeem the rights at a price of $.01 per right at any time prior to the time a person or group becomes an acquiring person as defined by the rights agreement. The rights expire in January 2006.

    A summary of shares issued and held in treasury follows (in thousands):

	Capital Stock Issued		Capital Stock Held in Treasury
	Class A	Class B	Class A	Class B
Balance at December 1, 1997	27,674	540	4,923	182
Class A exchanged for Class B	—	—	92	(92)
Class B exchanged for Class A	—	—	(9)	9
Acquisition for treasury	—	—	39	—
Stock options exercised	151	—	37	12

Balance at November 30, 1998	27,825	540	5,082	111
Class A exchanged for Class B	—	—	36	(36)
Class B exchanged for Class A	—	—	(13)	13
Acquisition for treasury	—	—	32	—
Stock options exercised	144	—	56	19

Balance at November 30, 1999	27,969	540	5,193	107
Class A exchanged for Class B	—	—	73	(73)
Class B exchanged for Class A	—	—	(75)	75
Acquisition for treasury	—	—	7	—
Stock options exercised	108	—	22	3

Balance at November 30, 2000	28,077	540	5,220	112

    The Company has adopted various incentive stock option plans which entitle certain directors, officers and other key employees to buy shares of Class A stock at prices not less than fair market value on the date of grant. The options vest and become exercisable ratably over a three-year period commencing two years after the date of grant and expire five or ten years after the date of grant. Certain options are granted with stock appreciation rights (SAR) and reload options. An SAR entitles the option holder to receive a cash payment equal to the difference between the option price and the current value of Class A stock. The reload option entitles the option holder to the same number of options exercised with an option price equal to the fair market value at the date of exercise. Shares reserved under these plans were 2,667,569 and 1,785,129 at November 30, 2000 and 1999, respectively. In connection with the sale of 100% of the outstanding capital stock of the Company subsequent to year end (see Note 1), all incentive stock options were vested and paid off.

    A summary of stock option activity for the years ended November 30 follows:

	Number of Shares	Weighted Average Exercise Price
Balance at December 1, 1997	789,502	$13.39
Grants	460,022	18.84
Exercised	(151,233)	12.60
Terminated	(37,975)	17.41

Balance at November 30, 1998	1,060,316	15.72
Grants	561,095	18.21
Exercised	(146,291)	13.57
Terminated	(80,230)	18.93

Balance at November 30, 1999	1,394,890	16.76
Grants	573,055	14.17
Exercised	(117,560)	13.69
Terminated	(29,825)	17.06

Balance at November 30, 2000	1,820,560	16.14

    At November 30, 2000 the range of exercise prices and weighted-average remaining contractual life of outstanding options were $12.25 - $21.63 and 7.5 years, respectively. At November 30, 2000 and 1999, the number of options exercisable was 515,000 and 342,000 respectively, and the weighted-average exercise price of those options was $14.91 and $13.32, respectively.

    Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", (SFAS 123) permits companies to continue to apply APB Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its plans. The Company has elected to follow APB 25 and related Interpretations. Under APB 25, because the exercise price of the Company's employee stock options is not less than fair market value of the share at the date of grant, no compensation expense is recognized in the financial statements.

    Pro forma information regarding net income and net income per share is required by SFAS 123 and has been determined as if the Company accounted for its employee stock options using the fair value method as prescribed by this Statement.

Lilly Industries, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

November 30, 2000

7. Capital Stock (Continued)

    The fair value of options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999 and 1998, respectively: risk-free interest rate of 5.4%, 6.2%, and 4.7%; dividend yields of 1.9% for all years; volatility factors of the expected market price of the Company's Class A stock of .59, .29 and .27; and an expected life of options of 7 years, 7 years and 5 years.

    For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period. Pro forma amounts may not be representative of the expected effects on pro forma net income or net income per share in future years. The Company's pro forma information follows (in thousands, except per share amounts):

	2000	1999	1998
Net income:
As reported	$22,025	$33,321	$31,579
Pro forma	20,373	32,235	30,924
Diluted net income per share:
As reported	$.93	$1.43	$1.35
Pro forma	.86	1.38	1.32
Weighted average fair value of options granted during the year	$7.76	$6.37	$5.76

8. Net Income Per Share

    Basic and diluted net income per share are computed by dividing net income as reported by the average number of shares outstanding as follows (in thousands):

	2000	1999	1998
Basic
Weighted-average capital shares outstanding	23,230	23,205	23,160

Diluted
Weighted-average capital shares outstanding	23,230	23,205	23,160
Dilutive effect of stock options	389	115	240

Average capital shares outstanding assuming dilution	23,619	23,320	23,400

9. Benefit Plans

    The Company maintains defined benefit retirement plans that cover substantially all employees. The change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheets at November 30 for the Company's defined benefit plans were as follows (in thousands):

	2000	1999
Change in benefit obligation:
Benefit obligation at beginning of the year	$75,983	$76,458
Service cost	327	400
Interest cost	5,720	5,020
Actuarial gain	(2,631)	(1,461)
Benefits paid	(4,350)	(4,434)

Benefit obligation at end of year	$75,049	$75,983

	2000	1999
Change in plan assets:
Fair value of plan assets at beginning of year	$99,218	$96,571
Actual (loss) return on plan assets	(628)	7,061
Employer contribution	—	20
Benefits paid	(4,350)	(4,434)

Fair value of plan assets at end of year	$94,240	$99,218

Funded status:
Funded status	$19,191	$23,235
Unrecognized net actuarial gain	(5,497)	(13,730)
Unrecognized prior service cost	3,846	4,329
Unrecognized transition asset	(529)	(731)

Net amount recognized	$17,011	$13,103

Amounts recognized in the consolidated balance sheet consisted of:
Prepaid benefit cost	$17,011	$13,103

Net amount recognized	$17,011	$13,103

Components of net periodic benefit cost:
Service cost	$327	$400
Interest cost	5,720	5,020
Expected return on plan assets	(9,947)	(9,684)
Amortization of prior service cost	484	484
Amortization of transition asset	(202)	(202)
Recognized net actuarial gain	(290)	(424)

Net periodic benefit	$(3,908)	$(4,406)

Weighted-average assumptions as of year end:
Discount rate	7.75%	6.75%
Expected return on plan assets	10.25%	10.25%
Rate of compensation increase	4.00%	4.00%

    Certain employees from the Company's German subsidiary participate in a frozen, unfunded defined benefit retirement plan. The liability related to this plan totaled $3,700,000 and $4,000,000 and the expense related to this plan was $365,000 and $440,000 at November 30, 2000 and 1999, respectively.

    Accumulated benefits for supplemental executive retirement plans totaled approximately $8,517,000 and $9,595,000 at November 30, 2000 and 1999, respectively. (Income)/ expense related to these plans amounted to $(431,000) and $1,431,000 for the years ended November 30, 2000 and 1999, respectively.

    The Company also has a defined contribution retirement plan to which the Company contributed and charged to expense approximately $4,838,000, and $4,692,000 for the years ended November 30, 2000 and 1999, respectively.

10. Segment Information

    Lilly formulates, manufactures and markets industrial coatings and specialty chemicals primarily to original equipment manufacturers on a worldwide basis. The Company operates within three business segments which serve three end-use markets: wood coatings; metal coatings; and composites and glass coatings. Products sold to these markets have similar economic characteristics, production processes, distribution methods and regulatory environments. Based on these similarities, the Company's products are aggregated into one reportable segment, Industrial Coatings and Specialty Chemicals, for purposes of this disclosure. The accounting policies of the reportable segment are the same as those described in the summary of significant accounting policies.

    Net sales of Industrial Coatings and Specialty Chemicals products by end-use market are as follows (in thousands):

	2000	1999	1998
Wood Coatings	$308,632	$297,741	$269,585
Metal Coatings	290,268	284,463	274,951
Composites and Glass Coatings	70,799	73,997	74,466

	$669,699	$656,201	$619,002

    The Company maintains operations in the United States, Australia, Canada, China, Germany, Ireland, Malaysia, Mexico, Singapore, Taiwan and the United Kingdom. A summary of geographic data for the years ended November 30 is as follows (in thousands):

	2000	1999	1998
Net sales to unaffiliated customers:
United States	$499,981	$504,875	$488,703
Outside U.S.	169,718	151,326	130,299

Consolidated	$669,699	$656,201	$619,002

Operating income:
United States	$33,237	$48,473	$50,942
Outside U.S.	25,231	24,427	21,089

Consolidated	$58,468	$72,900	$72,031

Total assets:
United States	$455,486	$451,357	$430,081
Outside U.S.	92,671	99,069	86,404

Consolidated	$548,157	$550,426	$516,485

11. Commitments and Contingencies

    The Company's operations, like those of most companies in the coatings industry, are subject to regulations related to maintaining or improving the quality of the environment. Such regulations, along with the Company's own internal compliance efforts, have required, and will continue to require, ongoing expenditures. The Company has been notified that it is a potentially responsible party for clean-up costs with respect to several government investigations at independently operated waste disposal sites previously used by the Company. Management has accrued, as appropriate, for these environmental liabilities. The accruals are reviewed periodically and, as investigations and remediations proceed, adjustments are made as necessary. Management believes the liabilities associated with these sites will not have a material adverse effect, individually and in the aggregate on its operating results or financial position.

    The Company is involved with various legal proceedings, including product liability of a nature considered normal to its business. Management has accrued, as appropriate, for these liabilities. The accruals are reviewed periodically and, as investigations proceed, adjustments are made as necessary. Management believes the liabilities associated with the legal proceedings will not have a material adverse effect, individually and in the aggregate, on its operating results or financial position.

12. Changes in Estimates

    The Company recorded year end adjustments related to the Supplemental Executive Retirement Plan ("SERP") and warranty liabilities as a result of a change in estimate. The adjustments were based on actual claims experience, and management's best estimate of future liabilities based on available information. The effect of the adjustments was a reduction of the SERP liability of approximately $1,800,000 and an increase in the warranty liabilities of $6,100,000.

PROSPECTUS

$600,000,000

THE VALSPAR CORPORATION

COMMON STOCK
DEBT SECURITIES
COMMON STOCK WARRANTS
DEBT WARRANTS

    We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and each prospectus supplement carefully before you invest.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered by this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated March 21, 2001

ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may offer common stock, debt securities, common stock warrants, debt warrants or any combination of these securities, either separately or in units, in one or more offerings up to a total dollar amount of $600,000,000. This prospectus provides you with a general description of those securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

    The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

    We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 while this registration statement is effective:

  •
  Annual report on Form 10-K for the year ended October 27, 2000 (including information specifically incorporated by reference into our Form 10-K from our 2000 annual report to shareholders and our definitive notice and proxy statement for our 2001 annual meeting of shareholders held on February 28, 2001);

  •
  Quarterly report on Form 10-Q for the quarter ended January 26, 2001;

  •
  Current report on Form 8-K dated January 4, 2001, and Amendment on Form 8-K/A dated February 9, 2001;

  •
  The description of our common share purchase rights as set forth in Form 8-A filed on May 3, 2000; and

  •
  The description of our capital stock as set forth in the Registration Statement on Form S-2 (File No. 2-82000), declared effective March 9, 1983.

    The information in this prospectus about Valspar is not comprehensive and you should also read the information in the documents incorporated by reference into this prospectus. Information that we file later with the SEC and that is incorporated by reference into this prospectus will automatically update and supersede information in this prospectus.

    You may request a copy of any or all of the documents incorporated by reference in this prospectus at no cost, by writing to or telephoning us at the following address:

    Secretary
    The Valspar Corporation
    1101 Third Street South
    Minneapolis, Minnesota 55415
    (612) 332-7371

    You should rely only on the information included or incorporated by reference in this prospectus or the prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if we also deliver a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the dates on the front of those documents. Information on our Web site is not a part of this prospectus or a prospectus supplement.

THE COMPANY

    The Valspar Corporation is a global leader in the paint and coatings industry, and we manufacture and distribute a broad range of products. Our Industrial product line includes decorative and protective coatings for metal, wood, plastic and glass for original equipment manufacturers. Our Packaging product line includes coatings and inks for rigid packaging, principally food and beverage cans. Our Architectural, Automotive and Specialty product line includes interior and exterior paints, varnishes and stains, aerosols, vehicle refinish coatings and high performance floor coatings. Valspar's products also include specialty polymers, composites and colorants.

    When we refer to "Valspar," "our company," "we," "our" and "us" in this prospectus under the headings "The Company" and "Use of Proceeds," we mean The Valspar Corporation and its subsidiaries. When we use these terms in other places in this prospectus, we refer only to The Valspar Corporation unless the context indicates that we mean something else.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus, including the documents that are and will be incorporated by reference into this prospectus, contain forward-looking statements regarding our plans, expectations, estimates and beliefs. Forward looking statements in this prospectus are typically identified by words such as "believes," "anticipates," "estimates," "expects," "intends," "will," "may" and other similar expressions. These forward-looking statements may include, among other things, projections of our future financial performance, our anticipated growth and anticipated trends in our businesses. These statements are only predictions, based on our current expectations about future events. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements or that predictions or current expectations will be accurate. These forward-looking statements involve risks and uncertainties, and our actual results, performance or achievements could differ materially from those expressed or implied by the forward-looking statements. The important factors that could cause our results to differ include those discussed under the section entitled "Forward-Looking Statements" in our 2000 Annual Report to Shareholders and similar sections in the other documents incorporated into this prospectus by reference. We encourage you to read these sections carefully. We will not necessarily update information in this prospectus or incorporated by reference into this prospectus if any forward-looking statement later turns out to be inaccurate.

USE OF PROCEEDS

    Unless the prospectus supplement states otherwise, the net proceeds from the sale of the offered securities will be added to our general funds and may be used to:

  •
  repay bank debt;
  •
  finance acquisitions of other assets and companies; and
  •
  provide working capital.

    Until the net proceeds have been used, they will be invested in short-term marketable securities.

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					Quarter Ended
	October 25, 1996	October 31, 1997	October 30, 1998	October 29, 1999	October 27, 2000	January 28, 2000	January 26, 2001
Ratio of Earnings to Fixed Charges	25.0x	18.3x	11.1x	7.4x	6.9x	4.5x	1.6x

    For purposes of calculating the ratios, fixed charges consist of interest expense, amortized expenses related to debt and estimated interest portion of operating leases. The ratio of earnings to fixed charges is calculated as follows:

(income before income taxes) + (fixed charges)
(fixed charges)

DESCRIPTION OF COMMON STOCK

    The following description of our common stock (the "Common Stock"), together with the additional information included in any applicable prospectus supplements, summarizes the material terms and provisions of the Common Stock, but is not complete. For the complete terms of the Common Stock, please refer to our certificate of incorporation, as amended, our bylaws and our rights agreement, which are incorporated by reference into the registration statement that includes this prospectus.

    Our certificate of incorporation, as amended, authorizes us to issue up to 120,000,000 shares of Common Stock. As of February 28, 2001, there were 42,588,472 shares of Common Stock outstanding, net of treasury shares, held by approximately 1,700 stockholders of record.

    Our Common Stock is traded on the New York Stock Exchange under the symbol "VAL." The Transfer Agent and Registrar for the Common Stock is Mellon Investor Services LLC.

    The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of the Common Stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine. The Common Stock has no preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of our company, the holders of Common Stock are entitled to share in all assets legally available for distribution to stockholders after payment of all liabilities and the liquidation preferences, if any, of any outstanding preferred stock. Each outstanding share of Common Stock is, and any shares of Common Stock offered by this prospectus when they are paid for will be, fully paid and nonassessable.

    Members of our board of directors are divided into three classes and serve staggered three-year terms. This means that approximately one-third of our directors are elected at each annual meeting of shareholders and that it would take two years to replace a majority of the board of directors unless they are removed.

    Our bylaws provide that special meetings of stockholders can be called only by the chairman of the board, a majority of the board of directors, a majority of the executive committee of the board of directors, or the president.

Rights Plan

    On April 19, 2000, our board of directors declared a dividend of one common share purchase right (the "Right") for each outstanding share of Common Stock. The dividend was payable to stockholders of record on May 11, 2000. Each Right entitles the registered holder to purchase from us one share of Common Stock at a price of $140.00 per share, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement, dated as of May 1, 2000, between us and Mellon Investor Services LLC, as rights agent.

    The Rights are evidenced by the certificates representing Common Shares outstanding as of May 11, 2000, and no separate certificates evidencing the Rights were distributed. The Rights will separate from the Common Stock and become exercisable upon: (a) the tenth day following the first date of public announcement that a person or group of affiliated or associated persons has become the beneficial owner of 15% or more of our outstanding Common Stock; or (b) the tenth day following the commencement or public announcement of a tender offer or exchange offer, the consummation of which would result in a person or group of affiliated or associated persons becoming the beneficial owner of 15% or more of our outstanding Common Stock, unless our board of directors has determined that the tender or exchange offer is in our best interests.

    The purchase price payable and the number of shares of Common Stock issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution: (a) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (b) upon the grant to holders of the Common Stock of certain rights, options or warrants to subscribe for or purchase Common Stock or convertible securities at less than the then current market price of the Common Stock, or (c) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding quarterly cash dividends or dividends payable in Common Stock) or of subscription rights or warrants (other than those described in clause (b) of this paragraph). With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price.

    In the event the Rights are exercisable, and in some circumstances if additional conditions are met, holders of our Common Stock, other than the acquiror, may purchase shares of Common Stock or securities of the acquiror with a then current market value of two times the exercise price of the Right. At any time after the Rights become exercisable (subject to certain exceptions), and prior to the acquisition by an acquiror of 50% or more of our outstanding Common Stock, our board of directors may exchange all or part of the Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, subject to adjustment.

    Until a Right is exercised, the holder of the Right has no rights, as such, as a stockholder of our company. The Rights are redeemable for $.001 per Right, subject to adjustment, at the option of our board of directors. The Rights will expire on May 11, 2010, unless they are redeemed or exchanged prior to that time, or unless our board of directors extends that date.

    The Rights plan adopted by our board of directors is designed to protect and maximize the value of the outstanding equity interests in our company in the event of an unsolicited attempt by an acquiror to take over our company, in a manner or on terms not approved by our board of directors. Takeover attempts frequently include coercive tactics to deprive the board of directors and stockholders of any real opportunity to determine our company's destiny. The board declared the Rights dividend to deter coercive tactics, including a gradual accumulation of shares of Common Stock in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all of our stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares. The declaration of the Rights dividend is not intended to prevent a takeover of our company and will not do so. Because we may redeem the Rights, they should not interfere with any merger or business combination approved by our board of directors.

    The Rights may have the effect of rendering more difficult or discouraging an acquisition of our company deemed undesirable by the board of directors. The Rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, unless the offer is conditioned upon the purchase or redemption of the Rights.

Delaware Anti-Takeover Law

    Our company is subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, this law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years after the person became an interested stockholder unless, subject to specified exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset sale, stock sale or other transaction that results in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own 15 percent or more of our voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of our company without further action by our stockholders.

DESCRIPTION OF DEBT SECURITIES

    This section describes the general terms and provisions of the debt securities. The prospectus supplement will describe the specific terms of any debt securities offered through that prospectus supplement and any general terms outlined in this section that will not apply to those debt securities.

    The Debt Securities will be issued under an indenture (the "Indenture") between us and the trustee named in the prospectus supplement (the "Trustee"). As used in this prospectus, "Debt Securities" means the debentures, notes, bonds and other evidences of indebtedness that we issue and the Trustee authenticates and delivers under the Indenture.

    We have summarized certain terms and provisions of the Indenture in this section. The summary is not complete. We have also filed the form of the Indenture as an exhibit to the registration statement that included this prospectus. You should read the form of Indenture for additional information before you buy any Debt Securities. The summary that follows includes references to section numbers of the Indenture so that you can more easily locate these provisions. Capitalized terms used but not defined in this summary have the meanings specified in the Indenture.

General

    The Debt Securities will be our direct unsecured obligations. The Indenture does not limit the amount of Debt Securities that we may issue and permits us to issue Debt Securities from time to time. Debt Securities issued under the Indenture will be issued as part of a series that has been established by us pursuant to the Indenture (Section 302). Unless a prospectus supplement relating to Debt Securities states otherwise, the Indenture and the terms of the Debt Securities will not contain any covenants designed to afford holders of any Debt Securities protection in a highly leveraged or other transaction involving us that may adversely affect holders of the Debt Securities.

    A prospectus supplement relating to a series of Debt Securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

  •
  the title and type of the Debt Securities;
  •
  any limit on the total principal amount of the Debt Securities;

  •
  the price at which the Debt Securities will be issued;
  •
  the date or dates on which the principal of and premium, if any, on the Debt Securities will be payable;
  •
  the maturity date of the Debt Securities;
  •
  if the Debt Securities will bear interest, and if so:
  •
  the interest rate on the Debt Securities;
  •
  the date from which interest will accrue;
  •
  the record and interest payment dates for the Debt Securities;
  •
  the first interest payment date; and
  •
  any circumstances under which we may defer interest payments;
  •
  any optional conversion provisions that would permit us or the Holders (as defined below) of Debt Securities to elect to convert the Debt Securities prior to their final maturity;
  •
  any optional redemption provisions that would permit us or the Holders (as defined below) of Debt Securities to elect redemption of the Debt Securities prior to their final maturity;
  •
  any sinking fund provisions that would obligate us to redeem the Debt Securities prior to their final maturity;
  •
  the currency or currencies in which the Debt Securities will be denominated and payable, if other than U.S. dollars;
  •
  any provisions that would permit us or the Holders of the Debt Securities to elect the currency or currencies in which the Debt Securities are paid;
  •
  whether the Debt Securities will be subordinated to our other debt;
  •
  any changes to or additional Events of Default (as defined below);
  •
  any changes to or additional covenants;
  •
  whether the Debt Securities will be issued in whole or in part in the form of Global Securities and, if so, the Depositary for those Global Securities (a "Global Security" means a Debt Security that we issue in accordance with the Indenture to represent all or part of a series of Debt Securities);
  •
  any special tax implications of the Debt Securities; and
  •
  any other terms of the Debt Securities.

    A "Holder" means the person in whose name a Note is registered in the Note Register (Section 101).

Payment and Transfer

    In the prospectus supplement, we will designate a "Place of Payment" where you can receive payment of the principal of and any premium and interest on the Debt Securities or transfer the Debt Securities. Even though we will designate a Place of Payment, we may elect to pay any interest on the Debt Securities by mailing a check to the person listed as the owner of the Debt Securities in the Note Register or by wire transfer to an account designated by that person (Section 307). There will be no service charge for any registration of transfer or exchange of the Debt Securities, but we may require you to pay any tax or other governmental charge payable in connection with a transfer or exchange of the Debt Securities.

Denominations

    Unless the prospectus supplement states otherwise, the Debt Securities will be issued only in registered form, without coupons, in denominations of $1,000 each, or multiples of $1,000.

Original Issue Discount

    Debt Securities may be issued under the Indenture as Original Issue Discount Securities and sold at a substantial discount below their stated principal amount. If a Debt Security is an "Original Issue Discount Security," that means that an amount less than the principal amount of the Debt Security will be due and payable upon a declaration of acceleration of the maturity of the Debt Security pursuant to the Indenture (Section 301). The prospectus supplement will describe the federal income tax consequences and other special factors which should be considered prior to purchasing any Original Issue Discount Securities.

Consolidation, Merger or Sale

    The Indenture generally permits a consolidation or merger between us and another corporation. It also permits the sale or transfer by us of all or substantially all of our property and assets and the purchase by us of all or substantially all of the property and assets of another corporation. These transactions are permitted if:

  •
  the resulting or acquiring corporation (if other than us) assumes all of our responsibilities and liabilities under the Indenture, including the payment of all amounts due on the Debt Securities and performance of the covenants in the Indenture; and
  •
  immediately after the transaction, no Event of Default exists.

    If we consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the Indenture, the resulting or acquiring corporation will be substituted for us in the Indenture with the same effect as if it had been an original party to the Indenture. As a result, the successor corporation may exercise our rights and powers under the Indenture, in our name or in its own name and we will be released from all our liabilities and obligations under the Indenture and under the Debt Securities (Sections 801 and 802).

Modification and Waiver

    Under the Indenture, certain of our rights and obligations and certain of the rights of Holders of the Debt Securities may be modified or amended with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series of Debt Securities affected by the modification or amendment. The following modifications and amendments will not be effective against any Holder without its consent:

  •
  a change in the stated maturity date of any payment of principal or interest;
  •
  a change in the rate of interest;
  •
  a reduction in certain payments due on the Debt Securities;
  •
  a change in the Place of Payment or currency in which any payment on the Debt Securities is payable;
  •
  a limitation of a Holder's right to sue us for the enforcement of certain payments due on the Debt Securities;
  •
  a reduction in the percentage of Outstanding Debt Securities required to consent to a modification, waiver or amendment of the Indenture;

  •
  a modification of any of the foregoing requirements or a reduction in the percentage of Outstanding Debt Securities required to waive compliance with certain provisions of the Indenture or to waive certain defaults under the Indenture (Section 902).

Events of Default

    The term "Event of Default" when used in the Indenture with respect to any series of Debt Securities, means any of the following:

  •
  failure to pay interest on any Debt Security of that series for 10 days after the payment is due;
  •
  failure to pay the principal of or any premium on any Debt Security of that series when due;
  •
  failure to perform any other covenant in the Indenture that applies to Debt Securities of that series for 30 days after we have received written notice of the failure to perform in the manner specified in the Indenture;
  •
  default in payment of principal amount of $10 million or more under any Indebtedness for borrowed money (including other series of Debt Securities), or default under any mortgage, lien or other similar encumbrance, indenture or instrument (including the Indenture) which secures any Indebtedness for borrowed money, and which results in acceleration of the maturity of an outstanding principal amount of Indebtedness greater than $10 million, unless such default is cured or such acceleration is rescinded;
  •
  certain events in bankruptcy, insolvency or reorganization;
  •
  a final judgment for payment of money in excess of $10 million is entered against us and the judgment is unsatisfied for 60 days without a stay of execution; or
  •
  any other Event of Default that may be specified for the Debt Securities of that series when that series is created. (Section 501)

    If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If such a declaration occurs, the Holders of a majority of the aggregate principal amount of the Outstanding Debt Securities of that series can, subject to certain conditions, rescind the declaration (Section 502).

    The prospectus supplement relating to each series of Debt Securities that are Original Issue Discount Securities will describe the particular provisions that relate to the acceleration of maturity of a portion of the principal amount of such series when an Event of Default occurs and continues.

    An Event of Default for a particular series of Debt Securities does not necessarily constitute an event of Default for any other series of Debt Securities issued under the Indenture. The Indenture requires us to file an Officers' Certificate with the Trustee each quarter that states that certain defaults do not exist under the terms of the Indenture (Section 1011). The Trustee may withhold notice to the Holders of Debt Securities of any default (except defaults in the payment of principal, premium, or interest) if it considers such withholding of notice to be in the best interests of the Holders (Section 602).

    Other than its duties in the case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any Holders, unless the Holders offer the Trustee reasonable indemnification (Section 603). If reasonable indemnification is provided, then, subject to certain other rights of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series may, with respect to the Debt Securities of that series, direct the time, method and place of:

  •
  conducting any proceeding for any remedy available to the Trustee; or

  •
  exercising any trust or power conferred upon the Trustee (Section 512).

    The Holder of a Debt Security of any series will have the right to begin any proceeding with respect to the Indenture or for any remedy only if:

  •
  the Holder has previously given the Trustee written notice of a continuing Event of Default with respect to that series;

  •
  the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series have made a written request of, and offered reasonable indemnification to, the Trustee to begin such proceeding;

  •
  the Trustee has not started such proceeding within 60 days after receiving the request; and

  •
  the Trustee has not received directions inconsistent with such request from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series during those 60 days (Section 507).

    However, the Holder of any Debt Security will have an absolute right to receive payment of principal of and any premium and interest on the Debt Security when due and to institute suit to enforce such payment (Section 508).

DESCRIPTION OF SECURITIES WARRANTS

    This section describes the general terms and provisions of the Securities Warrants (as defined below). The prospectus supplement will describe the specific terms of the Securities Warrants offered through that prospectus supplement and any general terms outlined in this section that will not apply to those Securities Warrants.

    We may issue warrants for the purchase of Common Stock or Debt Securities (the "Securities Warrants"). Securities Warrants may be issued alone or together with Common Stock or Debt Securities offered by any prospectus supplement and may be attached to or separate from those securities. Each series of Securities Warrants will be issued under a separate warrant agreement (a "Securities Warrant Agreement") between us and a bank or trust company, as warrant agent (the "Securities Warrant Agent"), which will be described in the applicable prospectus supplement. The Securities Warrant Agent will act solely as our agent in connection with the Securities Warrants and will not act as an agent or trustee for any holders of Securities Warrants.

    We have summarized certain terms and conditions of the Securities Warrant Agreements and Securities Warrants in this section. The summary is not complete. We have also filed the forms of Securities Warrant Agreements and the certificates representing the Securities Warrants (the "Securities Warrant Certificates") as exhibits to the registration statement that includes this prospectus. You should read the applicable forms of Securities Warrant Agreements and Securities Warrant Certificates for additional information before you buy any Securities Warrants.

General

    If we offer Securities Warrants, the applicable prospectus supplement will describe their terms. If Securities Warrants for the purchase of Debt Securities are offered, the applicable prospectus supplement will describe the terms of such Securities Warrants, including the following if applicable:

  •
  the offering price;

  •
  the currencies in which such Securities Warrants are being offered;

  •
  the designation, aggregate principal amount, currencies, denominations and terms of the series of the Debt Securities that can be purchased if a holder exercises such Securities Warrants;

  •
  the designation and terms of any series of Debt Securities with which such Securities Warrants are being offered and the number of Securities Warrants offered with each Debt Security or share of Common Stock;

  •
  the date on and after which the holder of such Securities Warrants can transfer them separately from the related Common Stock or series of Debt Securities;

  •
  the principal amount of the Series of Debt Securities that can be purchased if a holder exercised such Securities Warrant and the price and currencies in which such principal amount may be purchased upon exercise;

  •
  the date on which the right to exercise such Securities Warrants begins and the date on which such right expires;

  •
  United States federal income tax consequences; and

  •
  Any other terms of such Securities Warrants.

Securities Warrants for the purchase of Debt Securities will be in registered form only.

    If Securities Warrants for the purchase of Common Stock are offered, the applicable prospectus supplement will describe the terms of such Securities Warrants, including the following where applicable:

  •
  the offering price;

  •
  the total number of shares of Common Stock that can be purchased if a holder exercises such Securities Warrant and the price at which such Common Stock may be purchased upon each exercise;

  •
  the designation and terms of any series of Debt Securities with which such Securities Warrants are being offered and the number of Securities Warrants being offered with each Debt Security or share of Common Stock;

  •
  the date on and after which the holder of such Securities Warrants can transfer them separately from the related Common Stock or series of Debt Securities;

  •
  the date on which the right to exercise such Securities Warrants begins and the date on which such right expires;

  •
  United States federal income tax consequences; and

  •
  Any other terms of such Securities Warrants.

Securities Warrants for the purchase of Common Stock will be in registered form only.

    A holder of Securities Warrant Certificates may

  •
  exchange them for new certificates of different denominations,

  •
  present them for registration of transfer, and

  •
  exercise them at the corporate trust office of the Securities Warrant Agent or any other office indicated in the applicable prospectus supplement.

Until any Securities Warrants to purchase Debt Securities are exercised, the holder of such Securities Warrants will not have any of the rights of holders of the Debt Securities that can be purchased upon exercise, including the right to receive payments of principal, premium or interest on the underlying Debt Securities or to enforce covenants in the Indenture. Until any Securities Warrants to purchase Common Stock are exercised, holders of such Securities Warrants will not have any rights of holders of the underlying Common Stock, including the right to receive dividends or to exercise any voting rights.

Exercise of Securities Warrants

    Each holder of a Securities Warrant is entitled to purchase the principal amount of Debt Securities or number of shares of Common Stock, as the case may be, at the exercise price described in the applicable prospectus supplement. After the close of business on the day when the right to exercise terminates (or a later date if we extend the time for exercise), unexercised Securities Warrants will become void.

    A holder of Securities Warrants may exercise them by following the general procedure outlined below:

  •
  delivering to the Securities Warrant Agent the payment required by the applicable prospectus supplement to purchase the underlying security;

  •
  properly completing and signing the reverse side of the Securities Warrant Certificate representing the Securities Warrants; and

  •
  delivering the Securities Warrant Certificate representing the Securities Warrants to the Securities Warrant Agent within five business days of the Securities Warrant Agent receiving payment of the exercise price.

    If you comply with the procedures described above, your Securities Warrants will be considered to have been exercised when the Securities Warrant Agent receives payment of the exercise price. After you have completed those procedures, we will, as soon as practicable, issue and deliver to you the Debt Securities or Common Stock that you purchased upon exercise. If you exercise fewer than all of the Securities Warrants represented by a Securities Warrant Certificate, a new Securities Warrant Certificate will be issued to you for the unexercised amount of Securities Warrants. Holders of Securities Warrants will be required to pay any tax or governmental charge that may be imposed in connection with transferring the underlying securities in connection with the exercise of the Securities Warrants.

Amendments and Supplements to Securities Warrant Agreements

    We may amend or supplement a Securities Warrant Agreement without the consent of the holders of the applicable Securities Warrants if the changes are not inconsistent with the provisions of the Securities Warrants and do not materially adversely affect the interests of the holders of the Securities Warrants. We, along with the Securities Warrant Agent, may also modify or amend a Securities Warrant Agreement and the terms of the Securities Warrants if a majority of the then outstanding unexercised Securities Warrants affected by the modification or amendment consent. However, no modification or amendment that accelerates the expiration date, increases the exercise price, reduces the majority consent requirement for any such modification or amendment, or otherwise materially adversely affects the rights of the holders of the Securities Warrants may be made without the consent of each holder affected by the modification or amendment.

Common Stock Warrant Adjustment

    Unless the applicable prospectus supplement states otherwise, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will be adjusted in the manner set forth in the applicable prospectus supplement if certain events occur, including:

  •
  if we issue capital stock as a dividend or distribution on the Common Stock;

  •
  if we subdivide, reclassify or combine the Common Stock;

  •
  if we issue rights or warrants to all holders of Common Stock entitling them to purchase Common Stock at less than the current market price; or

  •
  if we distribute to all holders of Common Stock evidences of our indebtedness or our assets, excluding certain cash dividends and distributions described below, or rights or warrants, excluding those referred to above.

    Except as stated above, the exercise price and number of shares of Common Stock covered by a Common Stock Warrant will not be adjusted if we issue Common Stock or any securities convertible into or exchangeable for Common Stock, or securities carrying the right to purchase Common Stock or securities convertible into or exchangeable for Common Stock.

    Holders of Common Stock Warrants may have additional rights under the following circumstances:

  •
  a reclassification or change of the Common Stock;

  •
  a consolidation or merger involving our company; or

  •
  a sale or conveyance to another corporation of all or substantially all of our property and assets.

If one of the above transactions occurs and holders of our Common Stock are entitled to receive stock, securities, other property or assets, including cash, with respect to or in exchange for such Common Stock, the holders of the Common Stock Warrants then outstanding will be entitled to receive upon exercise of their Common Stock Warrants the kind and amount of shares of stock and other securities or property that they would have received upon the reclassification, change, consolidation, merger, sale or conveyance if they had exercised their Common Stock Warrants immediately before the transaction.

PLAN OF DISTRIBUTION

    We may sell any combination of the securities offered pursuant to this prospectus through agents, through underwriters or dealers or directly to one or more purchasers, or through a combination of these methods.

    Underwriters, dealers and agents that participate in the distribution of the securities offered pursuant to this prospectus may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act of 1933. Any underwriters or agents will be identified and their compensation (including underwriting discount) will be described in the prospectus supplement. The prospectus supplement will also describe other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the offered securities may be listed.

    The distribution of the securities offered under this prospectus may occur from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    If the prospectus supplement indicates, we will authorize dealers or our agents to solicit offers by certain institutions to purchase offered securities from us pursuant to contracts that provide for payment and delivery on a future date. We must approve all institutions, but they may include, among others:

  •
  commercial and savings banks;

  •
  insurance companies;

  •
  pension funds;

  •
  investment companies; and

  •
  educational and charitable institutions.

    The institutional purchaser's obligations under the contract are only subject to the condition that the purchase of the offered securities at the time of delivery is allowed by the laws that govern the purchaser. The dealers and our agents will not be responsible for the validity or performance of the contracts.

    We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make as a result of those certain civil liabilities.

    When we issue the securities offered by this prospectus, they may be new securities without an established trading market. If we sell a security offered by this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but the underwriter will not be obligated to do so and could discontinue any market making without notice at any time. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered by this prospectus.

    Underwriters and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of their businesses.

LEGAL OPINIONS

    Rolf Engh, Esq., who is our General Counsel, or another of our lawyers, will issue an opinion about the legality of the securities offered by this prospectus. Mr. Engh owns, or has the right to own, a number of shares of our Common Stock, which represents less than 1% of the total outstanding Common Stock. Any underwriters will be represented by their own legal counsel.

EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule incorporated by reference or included in our Annual Report on Form 10-K for the year ended October 27, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

    Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Lilly Industries, Inc., included in our Form 8-K/A dated February 9, 2001, at November 30, 2000 and 1999 and for each of the three years in the period ended November 30, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

6,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

April   , 2001

LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC

GOLDMAN, SACHS & CO.

FIDELITY CAPITAL MARKETS

QuickLinks

TABLE OF CONTENTS
SUMMARY OF OFFERING
Valspar
Risk Factors
The Offering
Summary Consolidated Financial Data
Pro Forma Summary Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
ABOUT OUR COMPANY
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
UNDERWRITING
EXPERTS
LEGAL MATTERS
Index to Financial Statements
The Valspar Corporation Condensed Consolidated Balance Sheets (Dollars in thousands)
The Valspar Corporation Condensed Consolidated Statements of Income (unaudited) (Dollars in thousands, except per share amounts)
The Valspar Corporation Condensed Consolidated Statements of Cash Flows (unaudited) (Dollars in thousands)
The Valspar Corporation Notes to Condensed Consolidated Financial Statements (unaudited) January 26, 2001
Unaudited Pro Forma Consolidated Statement of Income
Report of Ernst & Young LLP, Independent Auditors
The Valspar Corporation Consolidated Balance Sheets (Dollars in thousands, except per share amounts)
The Valspar Corporation Consolidated Statements of Income (Dollars in thousands, except per share amounts)
The Valspar Corporation Consolidated Statements of Changes in Stockholders' Equity (Dollars in thousands, except per share amounts)
The Valspar Corporation Consolidated Statements of Cash Flows (Dollars in thousands)
The Valspar Corporation Notes to Consolidated Financial Statements Years Ended October 2000, 1999 and 1998 (Dollars in thousands except per share amounts)
Unaudited Pro Forma Consolidated Statements of Income
Report of Independent Auditors
Lilly Industries, Inc. and Subsidiaries Consolidated Statements of Income
Lilly Industries, Inc. and Subsidiaries Consolidated Balance Sheets
Lilly Industries, Inc. and Subsidiaries Consolidated Statements of Cash Flows
Lilly Industries, Inc. and Subsidiaries Consolidated Statements of Shareholders' Equity
Lilly Industries, Inc. and Subsidiaries Notes to Consolidated Financial Statements November 30, 2000
PROSPECTUS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
THE COMPANY
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF SECURITIES WARRANTS
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS